UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR  15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

DATE OF REPORT: AUGUST 29, 2008
Commission File Number 001-33373

CAPITAL PRODUCT PARTNERS L.P.
(Translation of registrant’s name into English)

3 IASSONOS STREET
PIRAEUS, 18537 GREECE

(address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
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Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes	☐	No	☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
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If “yes” is marked, indicate below this file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Item 1 – Information Contained in this Form 6-K Report

(i)	Exhibit I is Capital Product Partners L.P.’s operating and financial review and prospects for the period ending December 31, 2007;

(ii)	Exhibit II are Capital Product Partners L.P.’s supplemental consolidated and predecessor combined financial statements for the periods ending December 31, 2007, 2006 and 2005; and

(iii)	Exhibit III are Capital Product Partners L.P.’s selected financial data for the periods ending December 31, 2007, 2006 and 2005.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CAPITAL PRODUCT PARTNERS L.P.,

By:	Capital GP L.L.C., its general partner

/s/ Ioannis E. Lazaridis
	Name:	Ioannis E. Lazaridis
	Title:	Chief Executive Officer and Chief Financial Officer of Capital GP L.L.C.

Dated:  August 29, 2008

Exhibit I

Operating and Financial Review and Prospects.

On March 27 and April 30, 2008, respectively, Capital Product Partners L.P.  acquired the shares of the vessel owning companies of the Motor Tankers (“M/T”) Amore Mio II and Aristofanis from Capital Maritime and Trading Corp (“Capital Maritime”).  In accordance with SFAS No. 141 “Business Combinations”, these transactions are accounted for as a combination of entities under common control, in a manner similar to a pooling of interests. In accordance with SEC Staff Interpretations of APB 16 “Business Combinations”, where a transaction has occurred that will be accounted for as a pooling of interests and post-consummation period results have not been published, financial statements giving effect to the pooling should be presented in transactional filings or in voluntary supplemental filings as “supplemental financial statements.” Accordingly, our supplemental consolidated and predecessor combined financial statements for the fiscal years ended December 31, 2007, 2006 and 2005 (the “Supplemental Financial Statements”) reflect the retroactive adjustment of the financial statements included in our Annual Report on  Form 20-F for the year ended December 31, 2007 (the “Annual Report”) to reflect the operations of the  M/T Amore Mio II and the M/T Aristofanis as though the acquisition of shares of the relevant vessel owning companies  had occurred on the dates such vessels were acquired by Capital Maritime.

You should read the following discussion of our financial condition and results of operations in conjunction with the Supplemental Financial Statements included herein. Among other things, the Supplemental Financial Statements include more detailed information regarding the basis of presentation for the following information. The Supplemental Financial Statements have been prepared in accordance with U.S. GAAP and are presented in U.S. Dollars.

A. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Overview

We are an international owner of product tankers formed in January 2007 by Capital Maritime, an international shipping company with a long history of operating and investing in the shipping market. Our fleet currently consists of 18 double-hull, high specification tankers with an average age of approximately 2.4 years. Eight of our vessels were transferred to us by Capital Maritime at the time of our initial public offering in April 2007 (the “Offering”). Concurrently with the Offering, we also agreed to purchase an additional seven newbuildings from Capital Maritime delivered or scheduled for delivery during 2007 and 2008 at a fixed price, four of which had been delivered as of December 31, 2007. These four Ice Class 1A IMO II/III newbuilding sister vessels were delivered between May and September 2007. Between January and August 2008, we took delivery of three newbuilding 51,000 dwt MR IMO II/III chemical/product tanker sister vessels which we contracted to acquire from Capital Maritime at the time of our Offering. In September 2007, March and April 2008 we also acquired three additional vessels from Capital Maritime which we had not previously agreed to purchase: the M/T Attikos, a 12,000 dwt, 2005 built product tanker, the M/T Amore Mio II, a 159,982 dwt, 2001 built tanker and the M/T Aristofanis, a 12,000 dwt, 2005 built product tanker.

Our primary business objective is to provide our unitholders with steadily rising distributions per unit over the long-term. Our growth strategy focuses on maintaining and growing our cash flows, continuing to grow our product tanker fleet and maintaining and building on our ability to meet rigorous industry and regulatory safety standards. We believe that the combination of the medium to long-term nature of our charters and our agreement with Capital Ship Management for the commercial and technical management of our vessels, which provides for a fixed management fee for an initial term of approximately five years from when we take delivery of each vessel, will provide us with a strong base of stable cash flows in the medium term. We intend to continue to make strategic acquisitions and leverage the expertise and reputation of Capital Maritime in a prudent manner that is accretive to our unitholders and to long-term distribution growth.

Our Initial Public Offering

On April 3, 2007, we completed our Offering on the Nasdaq Global Market of 13,512,500 common units at a price of $21.50 per unit which included 1,762,500 common units issued to the underwriters in connection with the exercise of their over-allotment option. The Offering also included 8,805,522 subordinated units issued to Capital Maritime and 455,470 general partner units issued to Capital GP L.L.C., our general partner, a wholly owned subsidiary of Capital Maritime. The net proceeds from the Offering were $270,472,956.0, including the proceeds from the exercise of the over-allotment option by the underwriters. We did not receive any proceeds from the sale of our common units. Capital Maritime used part of the proceeds from our Offering to repay the debt on the eight vessels that made up our fleet at the time of the Offering. Capital Maritime transferred its interest in the vessel-owning companies of these eight vessels to us at the time of the Offering. Capital Maritime also paid the offering expenses, underwriting discounts, selling commissions and brokerage fees incurred in connection with the Offering. As of December 31, 2007, Capital Maritime owned a 40.7% interest in us, including a 2% interest through its ownership of our general partner. Currently, Capital Maritime owns a 46.6% interest in us, including a 2% interest through its ownership of our general partner.

Potential Additional Vessels

Pursuant to our omnibus agreement with Capital Maritime, we have been granted a right of first offer to purchase up to an additional six vessels from Capital Maritime if they are fixed under charters of two or more years. Capital Maritime also owns or has on order a number of modern, double-hull, product and crude oil tankers of different sizes which we may potentially acquire in the event those vessels were fixed under charters of two or more years. Furthermore, we will continue to evaluate opportunities to acquire both newbuildings and second-hand vessels from Capital Maritime and from third parties as we seek to grow our fleet.

Historical Results of Operations

We commenced operations as an independent entity on April 4, 2007, at which time Capital Maritime transferred its interest in eight vessel-owning companies to us. Our historical results are not necessarily indicative of the results that may be expected in the future. Specifically, our Supplemental Financial Statements are not comparable, as our Offering and certain other transactions that occurred during 2007, including the delivery of four newbuildings, the acquisition of the M/T Attikos, the agreement we entered into with Capital Ship Management for the provision of management and administrative services to our fleet for a fixed fee and the new financing arrangements we entered into, have affected our results of operations. Furthermore, for the year ended December 31, 2006, only seven of the vessels in our current fleet had been delivered to Capital Maritime. Five of these vessels were delivered between April and November 2006 and were in operation for only a portion of the year. For the year ended December 31, 2005, only two vessels currently in our fleet had been delivered to Capital Maritime.

For more detail on the differences between our historical results and expected future results, please read “—Factors to Consider when Evaluating our Results” and “—Results of Operations” below.

Accounting for Deliveries of Vessels

All vessels we acquire or have acquired from Capital Maritime are or were transferred to us at historical cost and accounted for as a combination of entities under common control or a transfer of assets between entities under common control. All assets, liabilities and equity, other than the relevant vessel, related charter agreement and related permits, of these vessels’ ship-owning companies were retained by Capital Maritime.

At the time of our Offering, Capital Maritime contributed eight vessels to our fleet. Between May and September 2007 we acquired an additional five vessels from Capital Maritime for a total purchase price of $247.0 million. These five vessels have been recorded in our Supplemental Financial Statements at the amount of $166.1 million, which represents the net book value of the vessels as reflected in Capital Maritime’s consolidated financial statements at the time of transfer. We recognize transfers of assets between entities under common control at Capital Maritime’s basis in the assets contributed. The amount of the purchase price in excess of Capital Maritime’s basis in the assets, $80.9 million, was recognized as a reduction to partners’ capital and presented as a financing activity in the statement of cash flows. For additional information on how we have accounted for specific transfers of vessels please see Note 1 (Basis of Presentation and General Information) to our Supplemental Financial Statements included herein.

Our Charters

We generate revenues by charging our customers for the use of our vessels to transport their products. Historically, we have provided services to our customers under the following two types of contractual relationships:

●
Time charters, which are contracts for the use of a vessel for a fixed period of time at a specified daily rate. With the exception of our time charters with Morgan Stanley Capital Group Inc., where we receive net daily rates, we are responsible for the payment of all commissions under our time charters. All other expenses related to time charter voyages are assumed by the charterers. Capital Ship Management, our manager, is generally responsible for commercial, technical, health and safety and other management services related to the vessels’ operation. With the exception of the time charter for the M/T Attikos and the M/T Aristofanis, all of our time charter agreements contain profit sharing arrangements. Profit sharing refers to an arrangement between owners and charterers to share, at a pre-determined percentage, voyage profit in excess of the basic hire rate.

●
Bareboat charters, which are contracts pursuant to which the vessel owner provides the vessel to the charterer for a fixed period of time at a specified daily rate, and the charterer provides for all of the vessel’s operating expenses including crewing, repairs, maintenance, insurance, stores, lube oils and communication expenses in addition to the voyage costs (with the exception of commissions) and generally assumes all risk of operation.

Currently, all of the vessels in our fleet, including the vessels delivered or acquired in 2008, are under medium- to long-term time or bareboat charters of between two to 10 years, with an average remaining term of approximately 4.7. years commencing at the time of their delivery. In addition, of our 18 charter contracts, 14 are scheduled to expire on or after January 2010 and of our 12 time charters, 10 contain profit-sharing arrangements, including the three-year time charter of the M/T Amore Mio II, purchased in March 2008 from Capital Maritime.

All of our vessels are under charter contracts with BP Shipping Limited, Morgan Stanley Capital Group Inc., Trafigura Beheer B.V., Shell International Trading & Shipping Company Ltd. and subsidiaries of Overseas Shipholding Group Inc. For the year ended December 31, 2007, BP Shipping Limited and Morgan Stanley Capital Group Inc. accounted for 58% and 24% of our revenues, respectively, and 42% and 18% of our revenues for the year ended December 31, 2006, respectively. For the year ended December 31, 2006, Canterbury Tankers Inc., the charterer for the M/T Attikos, and Shell International Trading & Shipping Company Ltd., the charterer for the M/T Aristofanis, each represented 20% of the revenues of our predecessor. During 2008, we expect to derive the majority of our revenues from BP Shipping Limited, Morgan Stanley Capital Group Inc., and Overseas Shipholding Group Inc. In the future, as our fleet expands, we also expect to enter into charters with new charterers in order to maintain a portfolio that is diverse from a customer, geographic and maturity perspective. The M/T Amore Mio II, purchased in March 2008 from Capital Maritime, is also under time charter with BP Shipping Limited. We may in the future operate vessels in the spot market until the vessels have been chartered under appropriate medium to long-term charters.

Please read “Item 4: Business—Our Fleet”, “Item 4: Business—Our Charters” and “Item 4: Business—Profit Sharing Arrangements” in our Annual Report for additional details regarding the length, daily charter rate, information regarding the calculation of our profit share arrangements and description of our charters.

Factors Affecting Our Future Results of Operations

We believe the principal factors that will affect our future results of operations are the economic, regulatory, political and governmental conditions that affect the shipping industry generally and that affect conditions in countries and markets in which our vessels engage in business. Other key factors that will be fundamental to our business, future financial condition and results of operations include:

•	the continuing strong demand for seaborne transportation services;

•	supply of product and crude oil tankers and specifically the number of newbuildings entering the world tanker fleet each year;

•	the successful implementation of our fleet expansion strategy, including taking delivery of our newbuildings on or about their scheduled delivery dates;

•	the ability of Capital Maritime’s commercial and chartering operations to successfully employ our vessels at economically attractive rates, particularly as our fleet expands and our charters expire;

•	our ability to benefit from new maritime regulations concerning the phase-out of single-hull vessels and the more restrictive regulations for the transport of certain products and cargoes;

•	the effective and efficient technical management of our vessels;

•	Capital Maritime’s ability to obtain and maintain major international oil company approvals and to satisfy their technical, health, safety and compliance standards; and

•	the strength of and growth in the number of our customer relationships, especially with major international oil companies and major commodity traders.

In addition to the factors discussed above, we believe certain specific factors have impacted, and will continue to impact, our results of operations. These factors include:

•	the charterhire earned by our vessels under time charters and bareboat charters;

•	our access to capital required to acquire additional vessels and/or to implement our business strategy;

•	our ability to sell vessels at prices we deem satisfactory;

•	our level of debt and the related interest expense and amortization of principal; and

•	the level of any distribution on our common units.

Please read “Risk Factors” in our Annual Report for a discussion of certain risks inherent in our business.

Factors to Consider When Evaluating Our Results

Our historical results of operations and cash flows are not indicative of results of operations and cash flows to be expected from any future period and our Supplemental Financial Statements and the financial statements of our predecessor are not comparable, principally for the following reasons:

•
Supplemental Financial Statements. Our Supplemental Financial Statements for the year ended December 31, 2007 include the results of operations of the eight vessels comprising our fleet at the time of our Offering, the four vessels we had contracted to purchase from Capital Maritime which were delivered during 2007, and the M/T Attikos, the M/T Amore Mio II and the M/T Aristofanis, which were acquired from an entity under common control on September 24, 2007, March 27, 2008 and April 30, 2008, respectively. The Supplemental Financial Statements for 2006 and 2005 have also been retroactively adjusted to reflect the results of operations of the M/T Attikos and the M/T Aristofanis as if they were owned by us for the entire period from their delivery to Capital Maritime on January 20, 2005 and June 2, 2005, respectively.

•
Limited Operations.  The results of operations and cash flows presented in our audited Supplemental Financial Statements for the years ended December 31, 2007, 2006 and 2005 do not reflect operations of all the vessels comprising our fleet for the reporting period. The Supplemental Financial Statements for the year ended December 31, 2007 include operations of the M/T Attikos, the M/T Aristofanis and the five vessels from our initial fleet which had been delivered to Capital Maritime as of December 31, 2006. The remaining eight vessels which were acquired or delivered to us or to Capital Maritime between January and September of 2007, including the M/T Amore Mio II, are included in our results of operations and cash flows only as of their respective delivery dates. Supplemental Financial statements for the year ended December 31, 2006 include operations of five vessels which were in operation for only a part of the reporting period and the M/T Attikos and M/T Aristofanis which were in operation for the whole year. Supplemental Financial statements for the year ended December 31, 2005 include operations of the M/T Attikos and the M/T Aristofanis, which were in operation for the period from January 20, 2005 and June 2, 2005, respectively, to December 31, 2005. The three pre-contracted vessels we have taken delivery of during 2008 are not reflected in our Supplemental Financial Statements. Please read “—Accounting for Deliveries of Vessels” above and “—Different Statements of Income” below for a description of the financial treatment of vessel acquisitions.

•
Different Sources of Revenues.  A portion of the revenues generated during the years ended December 31, 2006 and December 31, 2005, and for the period ended April 3, 2007 was derived from charters with different terms than the charters that are currently in place.

•
Different Structure of Operating Expenses.  On April 3, 2007, we entered into a management agreement with Capital Ship Management pursuant to which Capital Ship Management agreed to provide commercial and technical management services to us for an initial term of approximately five years from when we take delivery of each vessel. Under the agreement we pay Capital Ship Management a fixed daily fee of $5,500 per vessel (except for the M/T Amore Mio II for which we pay $8,500) for our time chartered vessels which covers vessel operating expenses, including crewing, repairs and maintenance, insurance and the cost of the next scheduled special/intermediate surveys for each vessel, and related drydocking, as applicable, and a fixed daily fee of $250 per bareboat chartered vessel. Operating expenses for the year ended December 31, 2006 and for the period ended April 3, 2007 for the initial vessels, for the period ended September 23, 2007 for the M/T Attikos, and for the year ended December 31, 2007 for the M/T Amore Mio II and the M/T Aristofanis represent actual costs incurred by the vessel-owning subsidiaries and Capital Ship Management in the operation of the vessels that were operated as part of Capital Maritime’s fleet.

•
Different Structure of General and Administrative Expenses.  Since our Offering we have incurred certain general and administrative expenses as a publicly traded limited partnership that we had not previously incurred. For the years ended December 31, 2006 and 2005, we did not incur any similar general and administrative expenses.

•
Different Financing Arrangements.  The vessels delivered to Capital Maritime during 2005, 2006 and 2007 were purchased under financing arrangements with terms that differ from those of the $370.0 million credit facility we entered into at the time of the Offering as well as from those of the $350.0 million credit facility we entered into in March 2008 and which we used to finance the acquisition of the additional vessels we have purchased from Capital Maritime since our Offering. Importantly, under these credit facilities, we are not required to make repayments of principal before June 2012 and March 2013, respectively. In addition, the historical bank debt bore interest at floating rates while we have entered into interest rate swap agreements to fix the LIBOR portion of our interest rate in connection with the debt drawn down under our credit facilities. For a description of our non-amortizing revolving credit facilities, please read “—Liquidity and Capital Resources—Revolving Credit Facilities” below.

•
The Size of our Fleet Continues to Change. At the time of our Offering, our fleet consisted of eight vessels and we contracted to purchase an additional seven vessels from Capital Maritime. Between May and September 2007 we took delivery of four of the contracted vessels and also acquired the M/T Attikos from Capital Maritime. All of the vessels delivered between May and September 2007 were under long-term charters at the time of their delivery. The remaining three contracted vessels were delivered between January and August 2008. During the first half of 2008 we acquired two additional vessels, the M/T Amore Mio II and the M/T Aristofanis, from Capital Maritime which we had not contracted to purchase at the time of our Offering and we intend to continue to make strategic acquisitions in a prudent manner that is accretive to our distributable cash flow per unit.

Results of Operations

Because we have a limited operating history, with the years ended December 31, 2007, and December 31, 2006 being the only periods with meaningful operations, other period-to-period comparisons of our results of operations are not yet possible and may not be meaningful in the near future.

Year Ended December 31, 2007 Compared to Year Ended December 31, 2006

Revenues

Time and bareboat charter revenues amounted to approximately $86.5 million for the year ended December 31, 2007, as compared to $24.6 million for the year ended December 31, 2006 primarily due to the higher number of vessels in our fleet. The revenues for the year ended December 31, 2007 have been retroactively adjusted and reflect revenues from the M/T Amore Mio II and the M/T Aristofanis, respectively, for the periods that they were part of Capital Maritime’s fleet.

Time and bareboat charter revenues are mainly comprised of the charter hire received from unaffiliated third-party customers. Time and bareboat charter revenues are affected by daily hire rates, the number of days our vessels operate and the overall number of vessels in our fleet. For an explanation why revenues for this period are not indicative of revenues to be expected from any future period, please read “—Factors to Consider When Evaluating Our Results” above. Please also read “Item 4: Business Overview—Our Fleet” and “—Our Charters” in our Annual Report for information about the charters on these vessels, including daily charter rates.

Voyage Expenses

Voyage expenses amounted to $3.6 million for the year ended December 31, 2007, as compared to $0.4 million for the year ended December 31, 2006 primarily due to the higher number of vessels in our fleet.

Voyage expenses are direct expenses to voyage revenues and primarily consist of commissions, port expenses, canal dues and bunkers. Voyage costs, except for commissions, are paid for by the charterer under time and bareboat charters. In the case of our time charters with Morgan Stanley Capital Group Inc., the charterer is also responsible for commissions.

Vessel Operating Expenses

For the year ended December 31, 2007, our vessel operating expenses amounted to approximately $19.0 million, of which $12.7 million was paid to our manager. For the year ended December 31, 2006, vessel operating expenses amounted to approximately $6.8 million, of which $1.1 million was paid to the manager.

Vessel operating expenses for the years ended December 31, 2007 and December 31, 2006 are not comparable. Vessel operating expenses for the year ended December 31, 2007 represent management fees payable to Capital Ship Management pursuant to our management agreement and actual costs incurred by the vessels which were operated as part of Capital Maritime’s fleet prior to their acquisition by us. For each time chartered vessel in our fleet as of December 31, 2007 we paid Capital Ship Management a fixed daily fee of $5,500 for the provision of commercial and technical services such as crewing, repairs and maintenance, insurance, stores, spares and lubricants. The fee also includes expenses related to the next scheduled special and intermediate survey, and related drydocking for each vessel. For each bareboat chartered vessel we paid a fixed daily fee of $250 to Capital Ship Management mainly for expenses to cover compliance costs, while the bareboat charterer is responsible for all other operating expenses such as crewing, repairs and maintenance, insurance, stores, spares, lubricants and expenses related to the next scheduled surveys and related drydocking of each vessel. The fee is payable for an initial term of approximately five years from when we take delivery of each vessel. Vessel operating expenses for each vessel operated as part of Capital Maritime’s fleet prior to its acquisition by us represent actual costs incurred by the vessel-owning subsidiaries in the operation of such vessels during the relevant time period.

General and Administrative Expenses

General and administrative expenses amounted to $1.5 million for the year ended December 31, 2007. General and administrative expenses include consultancy fees, board of directors’ fees and expenses, audit fees, and other fees related to the expenses of the publicly traded company. For the year ended December 31, 2006, we did not incur any similar general and administrative expenses.

Depreciation and Amortization

Depreciation and amortization of fixed assets amounted to $15.4 million for the year ended December 31, 2007 as compared to $3.8 million for the year ended December 31, 2006.

This amount primarily represents depreciation on seven vessels for the whole year and on eight vessels for a part of the year commencing from their delivery dates in 2007. The amount of depreciation for the year ended December 31, 2006 represents depreciation on two vessels for the whole year and on five vessels for a part of the year commencing from their delivery dates in 2006.

Depreciation is expected to increase as our fleet grows.

Other Income (Expense), Net

Other income (expense), net for the year ended December 31, 2007 was approximately $(16.2) million as compared to $(5.2) million for the year ended December 31, 2006.

The 2007 amount represents interest expense and amortization of financing charges and bank charges of $(16.9) million of which $(3.8) million represent a loss from the transfer of interest rate swap agreements entered into by Capital Maritime prior to April 4, 2007 and acquired by us on that date. Interest income for the period was $0.7 million. The 2006 amount represents interest expense charged to the vessel-owning companies and amortization of financing charges and bank charges of $(5.1) million and $(0.1) million of foreign currency loss. Interest expense for the period ending December 31, 2006 is not indicative of interest expense to be expected for any future period, predominantly because the historical bank debt bore interest at floating rates while we have entered into interest rate swap agreements to fix the LIBOR portion of our interest rate in connection with the debt drawn down under our credit facilities.

Net Income

Net income for the year ended December 31, 2007 amounted to $31.0 million as compared to $8.4 million for the year ended December 31, 2006. For an explanation of why our historical net income is not indicative of net income to be expected in future periods, please refer to the discussion under “— Factors to Consider When Evaluating Our Results,”
“—Time and Bareboat Charter Revenues,” “—Voyage Expenses”, and “—Vessel Operating Expenses” above.

Year Ended December 31, 2006 Compared to Year Ended December 31, 2005

The results of operations for the years ended December 31, 2006 and December 31, 2005 are not necessarily indicative of the results that may be expected in the future and as such we do not believe that a presentation of the comparison of the results of operations for these years would be useful to our investors or provide meaningful information regarding our current results of operations as the number of vessels, chartering agreements, nature of operating expenses and management and financing arrangements in place during these two years differ significantly from the arrangements in place as of the time of our Offering.

In particular, for the year ended December 31, 2006, only seven of the vessels in our current fleet had been delivered to Capital Maritime. Five of these were delivered between April and November 2006 and were in operation for only a portion of the year. During the year ended December 31, 2005, the M/T Attikos and the M/T Aristofanis were the only two vessels which had been delivered to Capital Maritime and were in operation from January 20, 2005 and June 2, 2005, respectively. In addition, during the years ended December 31, 2006 and 2005 these vessels were managed as part of Capital Maritime’s fleet and operating expenses represented actual costs incurred by the vessel-owning subsidiaries and Capital Ship Management in the operation of the vessels. As of the time of our Offering, however, we entered into a fixed fee agreement with Capital Ship Management for the provision of technical and management services to our vessels for an initial term of approximately five years from the date each vessel was delivered to us. Furthermore, the vessels delivered to Capital Maritime during 2005 and 2006 were purchased under financing arrangements with terms that differ from those of the existing credit facility which we used to finance the acquisition of the vessels. Importantly, under the financing arrangements entered into following our Offering, we are not required to make repayments of principal before June 2012. In addition, the historical bank debt bore interest at floating rates while we have currently entered into interest rate swap agreements to fix the LIBOR portion of our interest rate in connection with the debt drawn down under our existing credit facility. Finally, we do not believe that the presentation of information regarding the charter agreements our vessels operated under in 2005 is useful to our investors as the M/T Attikos traded in the spot market from the date of its delivery to May 2005, at which time it entered into a two year time-charter with Canterbury Tankers Inc. on different terms from the time-charter it is currently under with Trafigura Beheer B.V. The M/T Aristofanis has operated under a time charter with Shell International Trading & Shipping Company Ltd. as of the date of its delivery to Capital Maritime for different time periods than its current time-charter.

B. Liquidity and Capital Resources

As at December 31, 2007, total cash and cash equivalents were $19.9 million and total liquidity including cash and undrawn long-term borrowings was $115.4 million. As at December 31, 2006 total cash and cash equivalents were $1.2 million. This increase is primarily due to the different financing arrangements in place prior to the Offering and the increased number of vessels in our fleet.

We anticipate that our primary sources of funds for our liquidity needs will be cash flows from operations. Generally, our long-term sources of funds will be from cash from operations, long-term bank borrowings and other debt or equity financings. Because we distribute all of our available cash, we expect that we will rely upon external financing sources, including bank borrowings and the issuance of debt and equity securities, to fund acquisitions and expansion and investment capital expenditures, including opportunities we may pursue under the omnibus agreement with Capital Maritime.

We believe that our working capital will be sufficient to meet our existing liquidity needs for at least the next 12 months.

Cash Flows

Net Cash Provided by Operating Activities

Net cash provided by operating activities increased to $53.0 million for the year ended December 31, 2007 from $10.3 million for the year ended December 31, 2006 primarily due to an increase in net income due to the higher number of vessels in our fleet and an increase in hire received in advance from charterers ($8.6 million in 2007 as compared to $0.5 million in 2006). For an explanation of why our historical net cash provided by operating activities is not indicative of net cash provided by operating activities to be expected in future periods, please read “—Factors to Consider when Evaluating our Results” as well as “—Time and Bareboat Charter Revenues”, “—Voyage Expenses” and “—Vessel Operating Expenses” above.

Net Cash Used in Investing Activities

Net cash used in investing activities amounted to $335.0 million for the year ended December 31, 2007, up from $162.0 million for the year ended December 31, 2006. Cash was used primarily for vessel acquisitions. Specifically, for the year ended December 31, 2007, $331.8 million of the net cash used was comprised of:

▪
$77.6 million, representing advances to the shipyards paid by Capital Maritime between January 1, 2007 and April 3, 2007 with respect to the construction of three of the vessels in our initial fleet: the M/T Aiolos, the M/T Avax and the M/T Axios; and

▪
$166.1 million, representing the net book value at the time of their acquisition by us of the M/T Attikos and of the four vessels we contracted to purchase from Capital Maritime at the time of our Offering delivered between May and September 2007: the M/T Atrotos, the M/T Akeraios, the M/T Anemos I and the M/T Apostolos; and

▪	$88.1 million, representing the purchase price for the M/T Amore Mio II paid by Capital Maritime in July 2007.

The remaining $3.2 million represents restricted cash, which is the minimum amount of free cash we were required to maintain under our credit facilities for the period.

For the year ended December 31, 2006, $142.8 million related to the acquisition of the five newbuildings delivered to Capital Maritime in this period that were then transferred to us at the time of our Offering (the M/T Atlantas, the M/T Aktoras, the M/T Agisilaos, the M/T Assos and the M/T Arionas). The remaining $19.2 million related to advances toward the other three initial vessels: the M/T Aiolos, the M/T Avax and the M/T Axios.  For the year ended December 31, 2006, there was no restricted cash.

Net Cash Provided by Financing Activities

Net cash provided by financing activities amounted to $300.7 million for the year ended December 31, 2007, up from $153.0 million for the year ended December 31, 2006.

During the second and the third quarters of 2007 we acquired five additional vessels from Capital Maritime: the M/T Atrotos, the M/T Akeraios, the M/T Apostolos, the M/T Attikos and the M/T Anemos I, for a total purchase price of $247.0 million. The excess of purchase price over book value of the acquired vessels, $80.9 million, is presented in our cash flow statement under net cash provided by financing activities as we recognize transfers of net assets between entities under common control at Capital Maritime’s basis in the net assets contributed.

Proceeds from the issuance of long-term debt amounted to $305.1 million for the year ended December 31, 2007, up from $77.4 million for the year ended December 31, 2006. The proceeds for the year ended December 31, 2007 consisted of $274.5 million from our credit facility entered into on March 22, 2007 and $30.6 million from a credit facility entered into by the vessel-owning company prior to our Offering in order to finance the construction of the M/T Axios.

Proceeds from long-term debt due to related parties for the year ended December 31, 2007 were $109.7 million from credit facilities entered into by Capital Maritime in order to finance the construction of the M/T Aiolos and the M/T Avax and the acquisition of the M/T Amore Mio II in July 2007, as compared to $82.3 million for the year ended December 31, 2006.

Repayment of debt amounted to $16.7 million for the year ended December 31, 2007, down from $22.2 million for the year ended December 31, 2006, and comprised of installment payments made prior to the Offering for vessels in our fleet, including the M/T Aristofanis, and the repayment of M/T Attikos’ loan on September 9, 2007 by Capital Maritime. Repayment of related party debt for the year ended December 31, 2007 amounted to $2.4 million, as compared to the repayment of $2.3 million for the year ended December 31, 2006. Relevant debt and related party debt in the amount of $79.9 and $134.0 million respectively for the year ended December 31, 2007, was repaid by Capital Maritime from the proceeds from our Offering.

Capital contributions by Capital Maritime amounted to $31.3 million for the year ended December 31, 2007 of which $13.7 million relate to contributions made prior to the Offering in connection with the acquisition of three initial vessels (the M/T Aiolos, M/T Avax and M/T Axios) and $17.6 million relate to contribution made by Capital Maritime in connection with its acquisition of the M/T Amore Mio II in July 2007. Capital contributions for the year ended December 31, 2006 were $17.9 million.

Following completion of our Offering on April 4, 2007, we paid a $25.0 million cash dividend to Capital Maritime and also made distributions to unitholders in an aggregate amount of $17.0 million for the second and third quarters of 2007.

Borrowings

Our long-term third party borrowings are reflected in our balance sheet as “Long-term debt” and as current liabilities in “Current portion of long-term debt.” As of December 31, 2007, long-term debt was $281.8 million and the current portion of long-term debt was $0.8 million as compared to $67.3 million and $6.8 million, respectively, for the period ended December 31, 2006. Related party debt is reflected in our combined balance sheet as “Long-term related party debt” and as “Current portion of related party debt.” As of December 31, 2007, long-term related party debt and the current portion of related party debt was $63.0 and $5.9 million, respectively, as compared to $87.5 million and $8.0 million, respectively, for the year ended December 31, 2006.

Revolving Credit Facilities

The financing arrangements in place prior to our Offering are not indicative of our current or future financing arrangements. The financing arrangements in existence at December 31, 2006 represent loans with four separate banks in which Capital Maritime acted as the borrower and the respective vessel-owning companies as the guarantors or, in one instance, the vessel-owning company acted as the borrower and Capital Maritime as the guarantor, for the financing of the construction of the eight vessels which comprised our fleet at the time of our Offering. These loans were repaid in their entirety by Capital Maritime with a portion of the proceeds from our Offering and the vessels were transferred to us debt free.

On March 22, 2007, we entered into a non-amortizing revolving credit facility with a syndicate of financial institutions, including HSH Nordbank AG, Hamburg, for up to $370.0 million for the financing of the acquisition cost, or part thereof, of up to seven medium-range product tankers (the “existing credit facility”). This facility provided us with sufficient funds to purchase the four newbuildings delivered in 2007, the newbuilding delivered in January 2008 and to partly fund the purchase price of the remaining two newbuildings we agreed to purchase from Capital Maritime at the time of our Offering and which were delivered in June and August of 2008. The loan agreement was amended on September 19, 2007 to include the financing of the acquisition cost of the M/T Attikos and was further supplemented on June 11, 2008 to, amongst others, amend the provisions relating to security offered under the facility. As of December 31, 2007, we had drawn down $274.5 under our revolving credit facility. We drew down $48.0 million in connection with the acquisition of the M/T Alexandros II in January 2008 and $44.0 in connection with the deliveries in June and August of 2008 of the M/T Aristotelis II and the M/T Aris II, our final two contracted vessels.  Please see Note 5 (Long-Term Debt) to our Supplemental Financial Statements included herein for more information.

On March 19, 2008, we entered into a new 10-year revolving credit facility of up to $350.0 million, which is non-amortizing until March 2013, with HSH Nordbank (the “new credit facility”). We may use this facility to finance a portion of the acquisition price of certain identified vessels currently in Capital Maritime’s fleet, which we may elect to acquire in the future. We may also use this facility to finance up to 50% of the purchase price of any potential future purchases of modern tanker vessels from Capital Maritime or any third parties. To date, we have used $107.5 million of this facility to fund part of the acquisition price of the M/T Amore Mio II, the M/T Aristofanis, the M/T Aristotelis II and the M/T Aris II from Capital Maritime. The new credit facility is subject to similar covenants and restrictions as those in our existing facility described below. Our obligations under both our credit facilities are secured by first-priority mortgages covering each of our financed vessels and are guaranteed by each vessel-owning subsidiary.

Borrowings under our $370.0 million existing credit facility bear interest at a rate of 0.75% over US$ LIBOR. We may continue to draw down amounts under this facility until June 2012, at which date any amounts available for borrowing will automatically terminate and the outstanding amount will automatically convert into a five-year term loan. In addition, we are not required to make any repayments of the principal amounts outstanding under the facility until June 2012 provided that we maintain an aggregate market value of our financed vessels equal to 125% of the aggregate amount outstanding under the facility. The final maturity date of this facility is June 2017.

Borrowings under our $350.0 million new credit facility bear interest at a rate of 1.1% per annum over US$ LIBOR. We may continue to draw amounts under this facility until March 2013, at which date any amounts available for borrowing will automatically terminate and the outstanding amount will automatically convert into a five-year term loan. In addition, we are not required to make any repayments of the principal amounts outstanding under the facility until March 2013, provided that we maintain an aggregate market value of our financed vessels equal to 125% of the aggregate amount outstanding under the facility. The final maturity date of this facility is March 2018.

Our credit facilities contain restrictive covenants that, subject to the approval of our lenders, prohibit us from, among other things: incurring or guaranteeing indebtedness; charging, pledging or encumbering the vessels; changing the flag, class, management or ownership of our vessels; changing the commercial and technical management of our vessels; selling or changing the beneficial ownership or control of our vessels; and subordinating the obligations under our existing credit facility to any general and administrative costs relating to the vessels, including the fixed daily fee payable under the management agreement.

Under the terms of our credit facilities, we may not be able to pay distributions to our unitholders if we are not in compliance with certain financial covenants or upon the occurrence of an event of default or if the fair market value of our financed vessels is less than 125% of the aggregate amount outstanding under each credit facility.  As of December 31, 2007 we were in compliance with all debt covenants.

In addition, our credit facilities require us to maintain minimum free consolidated liquidity (50% of which may be in the form of undrawn commitments under the credit facility) of at least $500,000 per financed vessel, maintain a ratio of EBITDA to net interest expense of at least 2.00 to 1.00 on a trailing four-quarter basis and maintain a ratio of total indebtedness to the aggregate market value of our total fleet of no more than 0.725 to 1.00. We are also required to maintain an aggregate market value of our financed vessels equal to 125% of the aggregate amount outstanding under each credit facility.

In connection with our revolving credit facilities and in order to hedge our exposure to interest rate changes, we have entered into the following interest rate swap agreements to fix the LIBOR portion of our interest rate.

	Currency	Notional Amount (millions)	Fixed rate	Trade date	Value date	Maturity date
$370.0 million credit facility	USD	30,000	5.1325%	02.20.2007	04.04.2007	06.29.2012
	USD	56,000	5.1325%	02.20.2007	05.08.2007	06.29.2012
	USD	56,000	5.1325%	02.20.2007	07.13.2007	06.29.2012
	USD	56,000	5.1325%	02.20.2007	09.28.2007	06.29.2012
	USD	56,000	5.1325%	02.20.2007	09.20.2007	06.29.2012
	USD	24,000	5.1325%	02.20.2007	01.15.2008	06.29.2012
	USD	24,000	5.1325%	02.20.2007	01.15.2008	06.29.2012
	USD	24,000	5.1325%	02.20.2007	08.20.2008	06.29.2012
	USD	20,500	4.9250%	09.20.2007	09.24.2007	06.29.2012
	USD	20,000	4.520%	06.13.2008	06.17.2008	06.28.2012

$350.0 million credit facility	USD	46,000	3.525%	03.25.2008	03.27.2008	03.27.2013
	USD	11,500	3.895%	04.24.2008	04.30.2008	03.28.2013
	USD	28,000	4.610%	06.13.2008	06.17.2008	03.28.2013
	USD	22,000	4.099%	08.14.2008	08.20.2008	03.28.2013

Purchase of Vessels Following the Offering

The table below summarizes certain information with respect to the vessels we have purchased from Capital Maritime in 2007 and 2008, including their purchase prices and the date they were delivered to us.

Name of Vessel	Delivery Date/(Expected Delivery Date)	Expiration of Charter	Daily Charter Rate (Net)	OPEX (per day)	Charterer (1)	Purchase Price

Atrotos	May 2007	April 2010	$20,000(2)	$5,500	MS	$56,000,000
Akeraios	July 2007	June 2010	$20,000(2)	$5,500	MS	$56,000,000
Anemos I	September 2007	August 2010	$20,000(2)	$5,500	MS	$56,000,000
Apostolos	September 2007	August 2010	$20,000(2)	$5,500	MS	$56,000,000
Attikos	September 2007	September 2009	$13,504(3)	$5,500	Trafigura	$23,000,000
Alexandros II	January 2008	December 2017	$13,000(4)	$250	OSG	$48,000,000
Amore Mio II	March 2008	January 2011	$36,000(2)(3)	$8,500	BP	$85,739,320 (5)
Aristofanis	April2008	March 2010	$12,952(3)	$5,500	Shell	$21,566,265 (5)
Aristotelis II	June 2008	May 2018	$13,000(4)	$250	OSG	$48,000,000
Aris II	August 2008	July 2018	$13,000(4)	$250	OSG	$48,000,000
___________
(1)
BP: BP Shipping Limited. Morgan Stanley: Morgan Stanley Capital Group Inc., OSG: certain subsidiaries of Overseas Shipholding Group Inc. Trafigura: Trafigura Beheer B.V. Shell: Shell International Trading & Shipping Company Ltd.

(2)
Subject to 50/50 profit sharing arrangement. Please read “Item 4: Business —Time Charters—Profit Sharing” and “Item 4: Business —Our Fleet” in our Annual Report for more information on our profit sharing arrangements and relevant commissions.

(3)
The rates quoted above are the net rates after we have paid commissions on the base rates. The rates for the M/T Attikos, the M/T Amore Mio II and the M/T Aristofanis are subject to 2.5%, 1.25% and 2.25% commissions, respectively.

(4)
Under the charters with Overseas Shipholding Group Inc. for the three STX vessels delivered in 2008, Overseas Shipholding Group Inc. has an option to purchase each vessel at the end of the eighth, ninth or tenth year of the charter, for $38.0 million, $35.5 million and $33.0 million respectively, which option is exercisable six months before the date of completion of the eighth, ninth or tenth year of the respective charter. The expiration date above may therefore change depending on whether the charterer exercises its purchase option.

(5)
The M/T Amore Mio II was acquired on March 27, 2008 and the M/T Aristofanis was acquired on April 30, 2008. Please see Note 14 (Subsequent Events) to our Supplemental Financial Statements included herein for more information regarding these acquisitions, including a breakdown of the way such acquisitions were funded.

C. Off-Balance Sheet Arrangements

As of the date of this Current Report on Form 6-K, we have not entered into any off-balance sheet arrangements.

D.  Contractual Obligations and Contingencies

The following table summarizes our long-term contractual obligations as of December 31, 2007 (thousands of U.S. Dollars).

	December 31,
	2008	2009	2010	2011	2012	Thereafter	Total

Long-term Debt Obligations	$6,701	$6,701	$6,701	$6,453	$19,436	$305,505	$351,497
Interest Obligations (1)	$20,670	$20,228	$19,843	$19,457	$19,014	$62,686	$161,898
Vessel Purchase Commitments (2)(3)	$144,000	–	–	–	–	–	$144,000

Total	$171,371	$26,929	$26,544	$25,910	$38,450	$368,191	$657,395
___________
(1)
Interest expense has been calculated based on the fixed interest rate of 5.1325% plus a margin of 0.75% for the amount of $254.0 million and 4.925% plus a margin of 0.75% for the amount of $20.5 million. For M/T Amore Mio II and M/T Aristofanis, interest expense calculations have been based on December 2007 LIBOR fixations. The interest rate fixation resulted from the nine interest rate swap agreements that we entered into in order to reduce our exposure to cash flow risks from fluctuating interest rates and fully cover our debt.

(2)
Purchase commitments represent outstanding purchase commitments relating to the acquisition of the final three MR product tankers (M/T Alexandros II, M/T Aristotelis II and M/T Aris II) to be delivered to us pursuant to the share purchase agreement we entered into with Capital Maritime. The vessels were delivered to us in January, June and August 2008, respectively.

(3)
On March 27, 2008, we acquired the M/T Amore Mio II from Capital Maritime, pursuant to a share purchase agreement of the same date, for an aggregate purchase price of $85.7 million and on April 30, 2008 we acquired the M/T Aristofanis from Capital Maritime, pursuant to a share purchase agreement entered into on the same date, for an aggregate purchase price of $21.6 million. Please see Note 14 (Subsequent Events) to our Supplemental Financial Statements included herein for more information regarding these acquisitions.

Critical Accounting Policies

The discussion and analysis of our financial condition and results of operations is based upon our Financial Statements, which have been prepared in accordance with U.S. GAAP. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amount of assets and liabilities, revenues and expenses and related disclosure of contingent assets and liabilities at the date of our financial statements. Actual results may differ from these estimates under different assumptions or conditions.

Critical accounting policies are those that reflect significant judgments or uncertainties, and potentially result in materially different results under different assumptions and conditions. We have described below what we believe are our most critical accounting policies that involve a higher degree of judgment and the methods of their application. For a description of all of our significant accounting policies, see Note 2 (Significant Accounting Policies) to our Supplemental Financial Statements included herein for more information. Please also refer to Note 2 (Significant Accounting Policies – Recent Accounting Pronouncements) for a description of the most recent pronouncements issued by the Financial Accounting Standards Board which apply to us.

Vessel Lives and Impairment

The carrying value of each of our vessels represents its original cost (contract price plus initial expenditures) at the time of delivery or purchase less accumulated depreciation or impairment charges. Depreciation is calculated based on the vessel’s capitalized costs using the straight line method over an estimated useful life of 25 years from the date the vessel was originally delivered from the shipyard, after considering the estimated residual value. However, the actual life of a vessel may be different, with a shorter life potentially resulting in an impairment loss. Vessels transferred from Capital Maritime to us are transferred at their net book values because such transfers are accounted for as transfers of assets between entities under common control. We are not aware of any regulatory changes or environmental liabilities that we anticipate will have a material impact on the vessel lives of our current fleet. The carrying values of our vessels may not represent their fair market value at any point in time since the market prices of second-hand vessels tend to fluctuate with changes in charter rates and the cost of newbuildings. Both charter rates and newbuilding costs tend to be cyclical in nature. We review vessels and equipment for impairment whenever events or changes in circumstances indicate the carrying amount of an asset may not be recoverable. If impairment indicators are present, we measure the recoverability of an asset by comparing its carrying amount to future undiscounted cash flows that the asset is expected to generate over its remaining useful life. If we consider a vessel or equipment to be impaired, we recognize impairment in an amount equal to the excess of the carrying value of the asset over its fair market value. No impairment loss was recorded for any of the periods presented in our Supplemental Financial Statements.

Revenue Recognition

We generate revenues from charterers for the charterhire of our vessels which are chartered either under time or bareboat charters. All of our time charters and bareboat charters are classified as operating leases. Revenues under operating lease arrangements are recognized when a charter agreement exists, the charter rate is fixed and determinable, the vessel is made available to the lessee, and collection of the related revenue is reasonably assured. Revenues are recognized ratably on a straight line basis as the average revenue over the period of the respective time or bareboat charter agreement in accordance with FASB 13 “Accounting for Leases”, paragraph 19b. We currently do not enter into spot voyage arrangements with respect to any of our vessels but may do so in the future. Although our charter revenues are fixed, and, accordingly, little judgment is required to be applied to the amount of revenue recognition, there is no certainty as to the daily charter rates or other terms that will be available upon the expiration of our existing charters.

Revenues from profit sharing arrangements in time charters represent the portion of time charter equivalent (voyage income less direct expenses divided by operating days), that exceeds the agreed base rate and are recognized in the period earned.

Interest Rate Swap Agreements

We designate our derivatives based upon the criteria established by SFAS No. 133 “Accounting for Derivative Instruments and Hedging Activities” (“SFAS 133”), which establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. SFAS 133, as amended by SFAS No. 138, Accounting for Certain Derivative Instruments and Certain Hedging Activities—An amendment of SFAS 133 (“SFAS 138”) and SFAS No. 149, Amendment of Statement 133 on Derivative Instruments and Hedging Activities (“SFAS 149”), requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value.  The accounting for the changes in the fair value of the derivative depends on the intended use of the derivative and the resulting designation.  For a derivative that does not qualify as a cash flow hedge, the change in fair value is recognized at the end of each accounting period on the income statement.  For a derivative that qualifies as a cash flow hedge, the change in fair value is recognized at the end of each reporting period in accumulated other comprehensive income/ (loss) (effective portion) until the hedged item is recognized in income. The ineffective portion of a derivative’s change in fair value is immediately recognized in the income statement.

As of December 31, 2007 all our interest rate swaps qualified as a cash flow hedge and the changes in their fair value were recognized in accumulated other comprehensive income/(loss).  Please see Note 2 (Significant Accounting Policies – Interest Rate Swap Agreements) to our Supplemental Financial Statements included in this Current Report on Form 6-K for more detailed information.

Exhibit II

Index to Financial Statements

Page

Report of Independent Registered Public Accounting Firm	F-2

Supplemental Consolidated and Predecessor Combined Balance Sheets as of December 31, 2007 and 2006.	F-3

Supplemental Consolidated and Predecessor Combined Statements of Income for the years ended December 31, 2007, 2006 and 2005.	F-4

Supplemental Consolidated and Predecessor Combined Statements of Changes in Partners’ Capital / Stockholders’ Equity for the years ended December 31, 2007, 2006 and 2005.	F-5

Supplemental Consolidated and Predecessor Combined Statements of Cash Flows for the years ended December 31, 2007, 2006 and 2005.	F-7

Notes to the Supplemental Consolidated and Predecessor Combined Financial Statements.	F-8

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Unitholders of
Capital Product Partners L.P.
Majuro, Republic of the Marshall Islands

We have audited the accompanying supplemental consolidated and predecessor combined balance sheets of Capital Product Partners L.P. (the “Partnership”) as of December 31, 2007 and 2006, and the related supplemental consolidated and predecessor combined statements of income, changes in partners’ capital / stockholders’ equity, and cash flows for each of the three years in the period ended December 31, 2007.  These supplemental financial statements are the responsibility of the Partnership’s management.  Our responsibility is to express an opinion on the supplemental financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Partnership is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Partnership’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such supplemental financial statements present fairly, in all material respects, the financial position of Capital Product Partners L.P. as of December 31, 2007 and 2006, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2007, after giving retroactive effect to the combination of entities under common control in 2008 as described in Note 1 to the supplemental consolidated and predecessor combined financial statements, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 1 to the supplemental consolidated and predecessor combined financial statements, on January 16, 2007, Capital Product Partners L.P. was formed for the purpose of acquiring interests in eight wholly owned subsidiaries of Capital Maritime & Trading Corp. On April 4, 2007 the acquisition was completed and Capital Product Partners L.P. began operating as a separate company. Through April 4, 2007 the accompanying supplemental predecessor combined financial statements have been prepared from the separate records maintained by Capital Maritime & Trading Corp. and may not necessarily be indicative of the conditions that would have existed or the results of operations if the Partnership had been operated as an unaffiliated entity.

As described in Note 1 to the supplemental consolidated and predecessor combined financial statements, the supplemental financial statements give retroactive effect to the September 24, 2007 acquisition by Capital Product Partners L.P. of Ross Shipmanagement Co., the owner of M/T Attikos, the March 27, 2008 acquisition of Baymont Enterprise Incorporated, the owner of  M/T Amore Mio II, and the April 30, 2008 acquisition of Forbes Maritime Co., the owner of M/T Aristofanis, which, as combination of entities under common control, have been accounted for similar to a pooling of interests . These supplemental financial statements do not extend through the date of transactions between entities under common control relating to the 2008 acquisitions. However, they will become the historical consolidated and predecessor combined financial statements of Capital Product Partners, L.P. after financial statements covering the date of these transactions between entities under common control are issued.  Also as described in Note 1 to the supplemental consolidated and predecessor combined financial statements, through September 24, 2007, March 27, 2008, and April 30 2008 the portion of the accompanying supplemental financial statements attributable to Ross Shipmanagement Co., Baymont Enterprises Incorporated, and Forbes Maritime Co., respectively, have been prepared from the separate records maintained by Capital Maritime & Trading Corp. and may not necessarily be indicative of the conditions that would have existed or the results of operations if Ross Shipmanagement Co., Baymont Enterprise Incorporated, and Forbes Maritime Co. had been operated as unaffiliated entities.

/s/ Deloitte
Hadjipavlou, Sofianos & Cambanis S.A.
Athens, Greece
August  28, 2008

Capital Product Partners L.P.
Supplemental Consolidated and Predecessor Combined Balance Sheets (Note 1)
(In thousands of United States dollars, except number of shares)

	December 31, 2007	December 31, 2006
Assets
Current assets
Cash and cash equivalents	$19,919	$1,239
Trade accounts receivable	2,600	799
Insurance claims	–	76
Due from related parties (Note 3)	4,262	7,018
Prepayments and other assets	410	220
Inventories	320	304
Total current assets	27,511	9,656
Fixed assets
Vessels under construction (Note 4)	–	29,225
Vessels, net (Note 4)	525,199	188,975
Total fixed assets	525,199	218,200
Other non-current assets
Deferred finance charges, net (Note 7)	1,031	655
Restricted cash (Note 2, 5)	3,250	–
Total non-current assets	529,480	218,855
Total assets	$556,991	$228,511

Liabilities and Partners’ Capital / Stockholders’ Equity
Current liabilities
Current portion of long-term debt (Note 5)	$768	$6,797
Current portion of related party debt (Note 3)	5,933	8,042
Trade accounts payable	1,271	1,879
Due to related parties (Note 3)	65	1,929
Accrued loan interest	70	1,674
Accrued other liabilities (Note 6)	693	627
Deferred revenue	3,473	824
Total current liabilities	12,273	21,772
Long-term liabilities
Long-term debt (Note 5)	281,812	67,334
Long-term related party debt (Note 3)	62,984	87,498
Deferred revenue	690	–
Derivative instruments (Note 2)	14,051	–
Total long-term liabilities	359,537	154,832
Total liabilities	371,810	176,604
Commitments and contingencies (Note 13)	–	–
Stockholders’ Equity
Common stock (par value $0; 4,200 shares issued and outstanding at December 31, 2006)	–	–
Additional paid in capital - Predecessor	18,060	42,317
Retained earnings - Predecessor	5,182	9,590
Partners’ Capital
General Partner interest	3,444	–
Limited Partners
- Common (13,512,500 units issued and outstanding at December 31, 2007)	102,130	–
- Subordinated (8,805,522 units issued and outstanding at December 31, 2007)	66,653	–
Accumulated other comprehensive loss (Note 2)	(10,288)	–
Total partners’ capital / stockholders’ equity	185,181	51,907
Total liabilities and partners’ capital / stockholders’ equity	$556,991	$228,511

The accompanying notes are an integral part of these supplemental consolidated and predecessor combined financial statements.

Capital Product Partners L.P.
Supplemental Consolidated and Predecessor Combined Statements of Income (Note 1)
(In thousands of United States dollars, except number of units and earnings per unit)

		For the year ended December 31,
		2007	2006	2005

Revenues		86,545	24,605	6,671

Expenses:
Voyage expenses (Note 8)		3,553	427	555
Vessel operating expenses - related party (Note 3, 8)		12,688	1,124	360
Vessel operating expenses (Note 8)		6,287	5,721	3,285
General and administrative expenses		1,477	–	–
Depreciation and amortization (Note 4, 7)		15,363	3,772	595
Operating income		47,177	13,561	1,876
Other income (expense), net:
Interest expense and finance cost		(13,121)	(5,117)	(653)
Loss on interest rate agreements		(3,763)	–	–
Interest income		711	13	6
Foreign currency gain/(loss), net		(45)	(63)	18
Total other expense, net		(16,218)	(5,167)	(629)
Net income		$30,959	$8,394	$1,247
Less:
Net income attributable to predecessor operations		(9,388)
Partnership’s net income		21,571
General Partner’s interest in Partnership’s net income		$431
Limited Partners’ interest in Partnership’s net income		21,140
Net income allocable to limited partner per:
–	Common unit (basic and diluted)	1.11
–	Subordinated unit (basic and diluted)	0.70
–	Total unit (basic and diluted)	0.95
Weighted-average units outstanding:
–	Common units (basic and diluted)	13,512,500
–	Subordinated units (basic and diluted)	8,805,522
–	Total units (basic and diluted)	22,318,022

The accompanying notes are an integral part of these supplemental consolidated and predecessor combined financial statements.

Capital Product Partners L.P.
Supplemental Consolidated and Predecessor Combined Statements of Changes in Partners’ Capital / Stockholders Equity
(In thousands of United States dollars)

			Partners’ Capital
	Comprehensive Income	Common Stockholders’ Equity	Common	Subordinated	General Partner	Total	Accumulated Other Comprehensive Loss	Total

Balance at December 31, 2004	$–	$20,107	$–	$–	$–	$–	$–	$20,107
Additional paid in capital	–	4,212	–	–	–	–	–	4,212
Net Income	1,247	1,247	–	–	–	–	–	1,247
Comprehensive income	1,247
Balance at December 31, 2005		25,566	–	–	–	–	–	25,566
Additional paid in capital	–	17,947	–	–	–	–	–	17,947
Net Income	8,394	8,394	–	–	–	–	–	8,394
Comprehensive income	8,394
Balance at December 31, 2006		51,907	–	–	–	–	–	51,907
Additional paid in capital “Initial Vessels” up to April 3, 2007	–	13,679	–	–	–	–	–	13,679
Net income “Initial Vessels” predecessor operations	5,328	5,328	–	–	–	–	–	5,328
Comprehensive income	5,328
Balance at April 3, 2007		70,914						70,914
Distribution of “Initial Vessels” retained earnings as of April 3, 2007, to previous owners		(9,919)						(9,919)
Allocation of predecessor’s “Initial Vessels” equity to unit holders	–	(55,073)	32,658	21,313	1,102	55,073	–	–
Contributions to the Partnership	–	–	129,556	84,550	4,369	218,475	–	218,475
Excess of purchase price over book value of vessels acquired from entity under common control (Note 4)	–	–	(47,954)	(31,295)	(1,617)	(80,866)	–	(80,866)

Capital Product Partners L.P.
Supplemental Consolidated and Predecessor Combined Statements of Changes in Partners’ Capital / Stockholders Equity
(In thousands of United States dollars)

			Partners’ Capital
	Comprehensive Income	Common Stockholders’ Equity	Common	Subordinated	General Partner	Total	Accumulated Other Comprehensive Loss	Total

Dividend to CMTC	–	–	(14,825)	(9,675)	(500)	(25,000)	–	(25,000)
Dividends paid (Note 11)	–	–	(10,096)	(6,589)	(341)	(17,026)	–	(17,026)
Attikos net income January 1, 2007 through September 23, 2007 – predecessor operations	928	928						928
Distribution of retained earnings as of September 23, 2007, “M/T Attikos”, to previous owners	–	(3,877)	–	–	–	–	–	(3,877)
Distribution of paid in capital of “M/T Attikos” to previous owners	–	(463)	–	–	–	–	–	(463)
Amore Mio II net income July 31, 2007 through December 31, 2007- predecessor operations	1,611	1,611						1,611
Amore Mio II additional paid in capital		17,600						17,600
Aristofanis net income January 1, 2007 to December 31, 2007 - predecessor operations	1,521	1,521						1,521
Net Partnership income April 4, 2007 through December 31, 2007	21,571	–	12,791	8,349	431	21,571	–	21,571
Other comprehensive income:
● Unrealized loss on derivative instruments	(10,288)	–	–	–	–	–	(10,288)	(10,288)
Comprehensive income	15,343
Balance at December 31, 2007		$23,242	$102,130	$66,653	$3,444	$172,227	$(10,288)	$185,181

The accompanying notes are an integral part of these supplemental consolidated and predecessor combined financial statements.

Capital Product Partners L.P.
Supplemental Consolidated and Predecessor Combined Statements of Cash Flows (Note 1)
(In thousands of United States dollars)

	For the Year Ended December 31,
	2007	2006	2005
Cash flows from operating activities:
Net income	$30,959	$8,394	$1,247
Adjustments to reconcile net income to net cash provided by operating activities:
Vessel depreciation	15,271	3,772	595
Amortization of deferred charges	214	46	9
Loss on interest rate swap agreement	3,763	–	–
Changes in operating assets and liabilities:
Trade accounts receivable	(3,841)	(760)	(39)
Insurance claims	5	(72)	(3)
Due from related parties	(4,842)	(5,819)	(1,198)
Prepayments and other assets	(547)	(161)	(56)
Inventories	(344)	(259)	(44)
Trade accounts payable	1,787	1,493	381
Due to related parties	3,653	1,165	668
Accrued loan interest	(1,567)	1,452	222
Accrued other liabilities	872	554	73
Deferred revenue	8,552	460	364
Dry docking expenses paid	(921)	–	–
Net cash provided by operating activities	53,014	10,265	2,219
Cash flows from investing activities:
Vessel acquisitions	(331,797)	(142,795)	(19,286)
Vessel advances – new buildings	–	(19,252)	(15,036)
Increase of restricted cash	(3,250)	–	–
Net cash used in investing activities	(335,047)	(162,047)	(34,322)
Cash flows from financing activities:
Proceeds from issuance of long-term debt	305,050	77,426	20,000
Proceeds from related party debt/financing	109,711	82,341	15,453
Payments of long-term debt	(16,716)	(22,161)	(1,134)
Payments of related party debt/financing	(2,376)	(2,254)	(6,011)
Loan issuance costs	(1,092)	(285)	(425)
Excess of purchase price over book value of vessels acquired from entity under common control (Note 4)	(80,866)	–	–
Dividends paid	(42,026)	–	–
Cash balance as of April 3, 2007 that was distributed to the previous owner	(2,251)	–	–
Capital contributions by predecessor	31,279	17,947	4,212
Net cash provided by financing activities	300,713	153,014	32,095

Net increase/(decrease) in cash and cash equivalents	18,680	1,232	(8)
Cash and cash equivalents at beginning of period	1,239	7	15
Cash and cash equivalents at end of period	$19,919	$1,239	$7

Supplemental Cash Flow information
Cash paid for interest	$14,640	$5,220	$341

The accompanying notes are an integral part of these supplemental consolidated and predecessor combined financial statements.

Capital Product Partners L.P.
Notes to the Supplemental Consolidated and Predecessor Combined Financial Statements
(In thousands of United States dollars, except number of shares and units)

1.	Basis of Presentation and General Information

On March 27 and April 30, 2008, respectively, Capital Product Partners L.P.  (the “Partnership” or “CPP”) acquired the shares of the vessel owning companies of the Motor Tanker (“M/T”) Amore Mio II and the M/T Aristofanis from Capital Maritime and Trading Corp (“CMTC”).  In accordance with SFAS No. 141 “Business Combinations”, these transactions are accounted for as a combination of entities under common control, in a manner similar to a pooling of interests.

In accordance with SEC Staff Interpretations of APB 16 “Business Combinations”, where a transaction has occurred that will be accounted for as a pooling of interests and post-consummation period results have not been published, financial statements giving effect to the pooling should be presented in transactional filings or in voluntary supplemental filings as “supplemental financial statements.” Accordingly, these supplemental consolidated and predecessor combined financial statements for the fiscal years ended December 31, 2007, 2006 and 2005 reflect the retroactive adjustment of the financial statements included in the Company’s Form 20-F for the year ended December 31, 2007 to reflect the operations of M/T Amore Mio II and the M/T Aristofanis as though the acquisition of shares had occurred on the dates such vessels were acquired by CMTC.

The Partnership was formed on January 16, 2007 under the laws of the Marshall Islands for the purpose of acquiring interests in eight wholly owned subsidiaries of CMTC, each of which owned a newly built, double-hull medium-range product tanker (the “Initial Vessels”).

The Partnership is engaged in the seaborne transportation services of crude oil and refined petroleum products, edible oils and soft chemicals, by chartering its vessels under medium to long-term time and bareboat charters.

On April 3, 2007 the Initial Public Offering (the “IPO”or the “Offering”) of CPP on the NASDAQ Global Market was completed successfully. Upon completion of the IPO, CMTC contributed the shares of the Initial Vessel owning companies to the Partnership which we refer to as Capital Product Partners Predecessor. In exchange for the vessels, CMTC received 11,750,000 common units and 8,805,522 subordinated units of the Partnership. Capital GP L.L.C. (“CGP”), a wholly owned subsidiary of CMTC that acts as the Partnership’s general partner, received 419,500 general partner units. The net proceeds of the IPO were $236,330 (after underwriters’ discount) and were used by CMTC in order to repay the existing debt of the Initial Vessels’ of $213,917 (including interest of $74) and all the expenses relating to the IPO. The Partnership issued an additional 1,762,500 common units to the underwriters in connection with the exercise of their over-allotment option. CMTC sold these units to the public (through the underwriters) receiving an additional amount of $34,143. In connection with the exercise of the over-allotment option the Partnership issued an additional 35,970 general partner units to CGP in order to maintain its 2% ownership. Following the Offering, the Partnership remitted a cash dividend of $25,000 to CMTC.

Upon completion of the IPO, the Partnership entered into several new agreements, including:

●
An omnibus agreement with CMTC, CGP and others governing, among other things, the circumstances under which the Partnership and CMTC can compete with each other and certain rights of first offer on medium range product tankers;

●
A management agreement with Capital Shipmanagement Corp. (the “Manager” or “CSM”), a wholly owned subsidiary of CMTC, pursuant to which the Manager agreed to provide commercial and technical management services to the Partnership;

●	An administrative services agreement with the Manager pursuant to which the Manager agreed to provide administrative management services to the Partnership;

Capital Product Partners L.P.
Notes to the Supplemental Consolidated and Predecessor Combined Financial Statements
(In thousands of United States dollars, except number of shares and units)

1.	Basis of Presentation and General Information - Continued

●
A share purchase agreement with CMTC to purchase for a total consideration of $368,000 its interests in seven wholly owned subsidiaries each of which owns a newly built, double-hull medium-range product tanker (the “Committed Vessels”). The Committed Vessels have been or will be transferred to the Partnership at historical cost and all assets and liabilities of vessel owning subsidiaries other than vessels at the transfer date were or will be assumed by CMTC.  On May 8, July 13, September 20, and September 28, 2007 the Partnership remitted to CMTC the amount of $224,000 in exchange for the acquisition of the shares in the vessel-owning companies of the vessels: M/T Atrotos, M/T Akeraios, M/T Apostolos and M/T Anemos I, (four of the seven Committed Vessels) respectively. On September 24, 2007 the Partnership remitted to CMTC the amount of $23,000 in exchange for the acquisition of the shares in the vessel owning company of M/T Attikos, (this vessel was not part of the Committed Vessels) a 2005-built double hull product tanker which has a capacity of 12,000 DWT.  On March 27, 2008 and April 30, 2008 the Partnership acquired the shares of the vessel owning companies of the M/T Amore Mio II and M/T Aristofanis for a total consideration of $85,739 and $21,566 respectively. M/T Amore Mio II and M/T Aristofanis were not part of the Committed Vessels; and

●	Revolving credit facility of up to $370,000 and swapped the interest portion for $346,500 in order to reduce the exposure of interest rates fluctuations (Note 2).

Since April 4, 2007, CMTC, the Partnership’s ultimate parent as determined by the provision of Emerging Issues Task Force Issue (“EITF”) No. 04-5, “Determining Whether a General Partner, or the General Partners as a Group, Controls a Limited Partnership or Similar Entity When the Limited Partners Have Certain Rights” was deemed to have control over the Partnership and included the Partnership’s accounts, balances results of operations in its consolidated financial statements.

Following the guidance provided by the provision of EITF No. 87-21 “Change of Accounting Basis in Master Limited Partnerships” the “Initial Vessels” were transferred to the Partnership at historical cost at the date of transfer and accounted for as a combination of entities under common control.  All assets, liabilities and equity other than the relevant vessel, related charter agreement and related permits, of these vessels’ ship-owning companies were retained by CMTC.

As required by the provision of SFAS No. 141, the Partnership accounted for the acquisition of the vessel owning companies of M/T Attikos, M/T Amore Mio II and M/T Aristofanis as a transfer of net assets between entities under common control. For combinations of entities under common control, the purchase cost provisions (as they relate to purchase business combinations involving unrelated entities) of SFAS No. 141 explicitly do not apply; instead the method of accounting prescribed by SFAS No. 141 for such transfers is similar to pooling-of-interests method of accounting. Under this method, the carrying amount of net assets recognized in the balance sheets of each combining entity are carried forward to the balance sheet of the combined entity, and no other assets or liabilities are recognized as a result of the combination (that is, no recognition is made for a purchase premium or discount representing any difference between the cash consideration paid and the book value of the net assets acquired).

Following the acquisition of the shipowning company of M/T Attikos, M/T Amore Mio II and M/T Aristofanis from CMTC the Partnership recognized the vessels acquired at their carrying amounts (historical cost) in the accounts of CMTC (the transferring entities) at the date of transfer. In addition, transfers of net assets between entities under common control are accounted for as if the transfers occurred at the beginning of the period, and prior years are retroactively adjusted to furnish comparative information similar to the pooling method. The amount of the purchase price in excess of CMTC’s basis in the net assets is recognized as a reduction to partners’ capital.

Capital Product Partners L.P.
Notes to the Supplemental Consolidated and Predecessor Combined Financial Statements
(In thousands of United States dollars, except number of shares and units)

1.	Basis of Presentation and General Information - Continued

The acquisition of the Committed Vessels through the acquisition of the shares of the vessel owning companies represents acquisition of assets (“vessels”), as the vessels were built by an unrelated party. The vessels were delivered to CMTC from the shipyard and on the same date the Partnership acquired the shares of the vessel owning companies. These vessel owning companies did not have an operating history, as such, there is no information to retroactively adjust that should be considered. Accordingly the four Committed Vessels (M/T Atrotos, M/T Akeraios, M/T Apostolos, and M/T Anemos I) were transferred to the Partnership at historical cost of CMTC at the date of transfer. All assets, other than the vessels, liabilities and equity that the shipowning companies of the Committed Vessels had at the time of the transfer were retained by CMTC.

As of December 31, 2007, CMTC owned 8,805,522 subordinated units directly and 455,470 subordinated units indirectly, through CGP, which represent a 40.7% interest in the Partnership including 2% participation through CGP.

We refer to Capital Product Partners Predecessor, and the assets, liabilities and operations of M/T Attikos, M/T Amore Mio II and M/T Aristofanis prior to CPP acquisition from CMTC, collectively as our “predecessors.” The consolidated financial statements of our predecessors have been prepared from the separate records maintained by CMTC and may not necessarily be indicative of the conditions that would have existed or the results of operations if our predecessors had been operated as an unaffiliated entity.

The supplemental consolidated and predecessor combined financial statements include the following vessel owning companies and management company which were all incorporated under the laws of the Marshall Islands CGP.

Subsidiary	Date of Incorporation	Name of Vessel Owned by Subsidiary	DWT	Date acquired by the Partnership	Date acquired by CMTC
Capital Product Operating GP LLC	01/16/2007	–	–		–
Shipping Rider Co.	09/16/2003	M/T Atlantas	36,760	04/04/2007	04/26/2006
Canvey Shipmanagement Co.	03/18/2004	M/T Assos	47,872	04/04/2007	05/17/2006
Centurion Navigation Limited	08/27/2003	M/T Aktoras	36,759	04/04/2007	07/12/2006
Polarwind Maritime S.A.	10/10/2003	M/T Agisilaos	36,760	04/04/2007	08/16/2006
Carnation Shipping Company	11/10/2003	M/T Arionas	36,725	04/04/2007	11/02/2006
Apollonas Shipping Company	02/10/2004	M/T Avax	47,834	04/04/2007	01/12/2007
Tempest Maritime Inc.	09/12/2003	M/T Aiolos	36,725	04/04/2007	03/02/2007
Iraklitos Shipping Company	02/10/2004	M/T Axios	47,872	04/04/2007	02/28/2007
Epicurus Shipping Company	02/11/2004	M/T Atrotos	47,786	05/08/2007	05/08/2007
Laredo Maritime Inc.	02/03/2004	M/T Akeraios	47,781	07/13/2007	07/13/2007
Lorenzo Shipmanagement Inc.	05/26/2004	M/T Apostolos	47,782	09/20/2007	09/20/2007
Splendor Shipholding S.A.	07/08/2004	M/T Anemos I	47,782	09/28/2007	09/28/2007
Ross Shipmanagement Co.	12/29/2003	M/T Attikos	12,000	09/24/2007	01/20/2005
Baymont Enterprises Incorporated	05/29/2007	M/T Amore Mio II	159,982	03/27/2008	07/31/2007
Forbes Maritime Co.	02/03/2004	M/T Aristofanis	12,000	04/30/2008	06/02/2005

Capital Product Partners L.P.
Notes to the Supplemental Consolidated and Predecessor Combined Financial Statements
(In thousands of United States dollars, except number of shares and units)

2.	Significant Accounting Policies

(a)
Principles of Consolidation and Combination: The accompanying supplemental consolidated and predecessor combined financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”), after giving retroactive effect to the combination of entities under common control in 2008 as described in Note 1 to the supplemental consolidated and predecessor combined financial statements, and include the accounts of the legal entities comprising the Partnership as discussed in Note 1. Intra-group balances and transactions have been eliminated upon consolidation and combination.  Intercompany balances and transactions with CMTC and its affiliates have not been eliminated, but are presented as balances and transactions with related parties.

(b)
Use of Estimates: The preparation of supplemental consolidated and predecessor combined financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the amounts of revenues and expenses recognized during the reporting period. Actual results could differ from those estimates. Additionally, these supplemental consolidated financial statements include allocations for certain expenses, including corporate overhead expenses that are normally incurred by a listed company, such expenses have not incurred in the periods covered by the supplemental predecessor combined financial statements.

(c)
Other Comprehensive Income (Loss): The Partnership follows the provisions of Statement of Financial Accounting Standards (“SFAS”) No. 130 “Statement of Comprehensive Income” (SFAS 130) which requires separate presentation of certain transactions, which are recorded directly as components of partners’ capital / stockholders’ equity. For the year ended December 31, 2007 the Partnership had accumulated other Comprehensive Loss of $10,288, related to the change of the fair value of derivatives that qualify for cash flow hedge accounting.

(d)
Accounting for Revenue, Voyage and Operating Expenses: The Partnership generates its revenues from charterers for the charterhire of its vessels.  Vessels are chartered using either time charters or bareboat charters.  A time charter is a contract for the use of a vessel for a specific period of time and a specified daily charterhire rate, which is generally payable monthly in advance.  Some of the Partnership’s time charters also include profit sharing provisions, under which the Partnership can realize additional revenues in the event that spot rates are higher than the base rates in these time charters. A bareboat charter is a contract in which the vessel owner provides the vessel to the charterer for a fixed period of time at a specified daily rate, which is generally payable monthly in advance, and the customer generally assumes all risk and costs of operation during the lease term.

All of the Partnership’s time charters and bareboat charters are classified as operating leases. Revenues under operating lease arrangements are recognized when a charter agreement exists, charter rate is fixed and determinable, the vessel is made available to the lessee, and collection of the related revenue is reasonably assured. Revenues are recognized ratably on a straight line basis over the period of the respective time or bareboat charter agreement in accordance with SFAS No. 13 “Accounting for Leases”, paragraph 19b. Revenues from profit sharing arrangements in time charters represent 50% portion of time charter equivalent (voyage income less direct expenses divided by operating days), that exceeds the agreed base rate and are recognized in the period earned. Deferred revenue represents cash received in advance of being earned. The portion of the deferred revenue that will be earned within the next twelve months is classified as current liability and the rest as long term liability.

Capital Product Partners L.P.
Notes to the Supplemental Consolidated and Predecessor Combined Financial Statements
(In thousands of United States dollars, except number of shares and units)

2.	Significant Accounting Policies - Continued

(d)	Accounting for Revenue, Voyage and Operating Expenses - Continued

Vessel voyage expenses are direct expenses to voyage revenues and primarily consist of commissions, port expenses, canal dues and bunkers. Commissions are expensed over the related charter period and all the other voyage expenses are expensed as incurred. Under the Partnership’s time and bareboat charter agreements, all voyages expenses, except commissions, are assumed by the charterer. With the exception of Morgan Stanley Capital Group Inc. time charter agreements where the charterer is responsible for the commissions, we are liable for commissions on all of our time and bareboat charter agreements.

Vessel operating expenses presented in the supplemental consolidated financial statements consist of management fees payable to the Manager. The Manager provides commercial and technical services such as crewing, repairs and maintenance, insurance, stores, spares, lubricants through a management agreement for a fixed daily fee of $5.5 per vessel for the time chartered vessels. The fee also includes expenses related to the next scheduled special or intermediate survey as applicable and related drydocking for each vessel.

For bareboat chartered vessels, the bareboat charterer is responsible for operating expenses such as crewing, repairs and maintenance, insurance, stores, spares, lubricants and the Partnership pays a fixed daily fee of $0.3 to the Manager for expenses mainly to cover compliance costs.

Vessel operating expenses presented in the supplemental predecessor combined financial statements consist of all expenses relating to the operation of the vessels including crewing, repairs and maintenance, insurances, stores and lubricants, management fees and miscellaneous expenses. Vessel operating expenses are expensed as incurred.

(e)
Foreign Currency Transactions: The functional currency of the Partnership is the U.S. dollar because the Partnership’s vessels operate in international shipping markets that utilize the U.S. dollar as the functional currency. The accounting records of the Partnership are maintained in U.S. dollars.  Transactions involving other currencies during the year are converted into U.S. dollars using the exchange rates in effect at the time of the transactions.  At the balance sheet dates, monetary assets and liabilities, which are denominated in currencies other than the U.S. dollar, are translated into the functional currency using the exchange rate at that date.  Gains or losses resulting from foreign currency transactions and translations are included in foreign currency gains and losses, net in the accompanying supplemental consolidated and predecessor combined statements of income.

(f)
Cash and Cash Equivalents: The Partnership considers highly liquid investments such as time deposits and certificates of deposit with an original maturity of three months or less to be cash equivalents.

(g)
Restricted Cash:  In order for the Partnership to comply with the debt covenants under its credit facility it must maintain minimum cash at bank available at all times. Such amount is considered by the Partnership as restricted cash. As of December 31, 2007, restricted cash amounted to $3,250 and is presented under other non current assets.

Capital Product Partners L.P.
Notes to the Supplemental Consolidated and Predecessor Combined Financial Statements
(In thousands of United States dollars, except number of shares and units)

2.	Significant Accounting Policies - Continued

(h)
Trade Accounts Receivable: The amount shown as trade accounts receivable primarily consists of profit share earned but not yet collected. At each balance sheet date all potentially uncollectible accounts are assessed individually for purposes of determining the appropriate provision for doubtful accounts. No allowance for doubtful accounts was established at December 31, 2007 and 2006.

(i)	Inventories: Inventories consist of consumable bunkers, lubricants, spares and stores and are stated at the lower of cost or market value. The cost is determined by the first-in, first-out method.

(j)
Fixed Assets: Fixed assets consist of vessels and vessels under construction. The vessels are stated at cost, less accumulated depreciation.  Vessel cost consists of the contract price for the vessel and any material expenses incurred upon their construction (improvements and delivery expenses, on-site supervision costs incurred during the construction periods, as well as capitalized interest expense during the construction period). The cost of each of the Partnership’s vessels is depreciated beginning when the vessel is ready for its intended use, on a straight-line basis over the vessels’ remaining economic useful life, after considering the estimated residual value. Management estimates the useful life to be 25 years.

(k)
Impairment of Long-lived Assets: The Partnership applies SFAS No. 144, “Accounting for the Impairment or Disposal of Long-lived Assets” (“SFAS 144”) which addresses financial accounting and reporting for the impairment or disposal of long-lived assets. SFAS 144 requires that long-lived assets and certain identifiable intangibles held and used or disposed of by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. An impairment loss for an asset held for use is recognized when the estimate of undiscounted cash flows expected to be generated by the use and eventual disposition of the asset is less than its carrying amount. Measurement of the impairment loss is based on the fair value of the asset. The Partnership regularly assesses whether impairment indicators are present. No impairment loss was recorded for any of the periods presented.

(l)
Deferred Finance Charges: Fees paid to lenders for obtaining new loans or refinancing existing loans are capitalized as deferred finance charges and amortized to interest expense over the term of the respective loan using the effective interest rate method.

(m)
Pension and Retirement Benefit Obligations: The vessel-owning companies included in the supplemental consolidated and predecessor combined financial statements employ the crew on board under short-term contracts (usually up to seven months) and accordingly, they are not liable for any pension or post retirement benefits.

(n)
Concentration of Credit Risk: Financial instruments, which potentially subject the Partnership to significant concentrations of credit risk, consist principally of cash and cash equivalents and trade accounts receivable. The Partnership places its cash and cash equivalents, consisting mostly of deposits, with financial institutions with high credit ratings. The Partnership performs periodic evaluations of the relative credit standing of those financial institutions. Most of the Partnerships’ and Predecessors’ revenues were derived from a few charterers.

For the year ended December 31, 2007 British Petroleum Shipping Limited and Morgan Stanley Capital Group Inc. accounted for 58% and 24% of Partnership’s and Predecessors’ revenues, respectively. For the year ended December 31, 2006, British Petroleum Shipping Limited, Morgan Stanley Capital Group Inc., Canterbury Tankers Inc., and Shell international Trading & Shipping Company Ltd. accounted for 42%, 18%, 20% and 20% of the Predecessors’ revenue, respectively. For the year ended December 31, 2005, the charterers Canterbury Tankers Inc., Shell International Trading & Shipping Company Ltd. and Pacific Interlink accounted for 45% 35% and 10% of the Predecessors’ revenues, respectively. The Partnership does not obtain rights of collateral from its charterers to reduce its credit risk.

Capital Product Partners L.P.
Notes to the Supplemental Consolidated and Predecessor Combined Financial Statements
(In thousands of United States dollars, except number of shares and units)

2.	Significant Accounting Policies - Continued

(o)
Fair Value of Financial Instruments: The carrying value of trade receivables, accounts payable, current accrued liabilities and interest rates swaps approximates fair value. The fair values of long-term variable rate bank loans approximate the recorded values, due to their variable interest rates.

(p)
Interest Rate Swap Agreements:  The Partnership designates its derivatives based upon the criteria established by SFAS No. 133 Accounting for derivative instruments and hedging activities which establish accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. SFAS 133, as amended by Statement of Financial Accounting Standards No. 138, Accounting for Certain Derivative Instruments and Certain Hedging Activities—An amendment of SFAS 133, (SFAS 138) and Statement of Financial Accounting Standards No. 149, Amendment of Statement 133 on Derivative Instruments and Hedging Activities, (SFAS 149), requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value.  The accounting for the changes in the fair value of the derivative depends on the intended use of the derivative and the resulting designation.  For a derivative that does not qualify as a hedge, the change in fair value is recognized at the end of each accounting period in the income statement.  For a derivative that qualifies as a cash flow hedge, the change in fair value is recognized at the end of each reporting period in other comprehensive income/ (loss) (effective portion) until the hedged item is recognized in income. The ineffective portion of a derivative’s change in fair value is immediately recognized in the income statement.

The Partnership entered into eight interest rate swap agreements that were transferred from CMTC through novation agreements on April 4, 2007, (“Novation Date”) in order to reduce its exposure to cash flow risks from fluctuating interest rates for an amount of $326,000 arising from the revolving credit facility that the Partnership entered into on March 22, 2007. These swap agreements fix the LIBOR portion of interest rate at 5.1325% for a period up to June 29, 2012. The Partnership at the Novation Date recognized a loss of $3,763 in its income statement which resulted from the valuation of the eight interest rate swap agreements.

On September 20, 2007 the Partnership entered into an additional interest rate swap agreement in order to reduce its exposure to cash flow risks from fluctuating interest rates for an amount of $20,500 arising from the drawn-down under the existing revolving credit facility for the purchase of “M/T Attikos”.  The swap agreement fixes the LIBOR portion of interest rate at 4.925% for a period up to June 29, 2012.

As of December 31, 2007 the Partnership’s nine interest rate swaps qualify as a cash flow hedge and the changes in their fair value are recognized in accumulated other comprehensive (loss).

Bank	Currency	Notional Amount	Fixed rate	Trade date	Value date	Maturity date	Fair market value as of December 31, 2007
HSH Nordbank AG	USD	30,000	5.1325%	02.20.2007	04.04.2007	06.29.2012	$(1,246)
HSH Nordbank AG	USD	56,000	5.1325%	02.20.2007	05.08.2007	06.29.2012	(2,326)
HSH Nordbank AG	USD	56.000	5.1325%	02.20.2007	07.13.2007	06.29.2012	(2,326)
HSH Nordbank AG	USD	56,000	5.1325%	02.20.2007	09.28.2007	06.29.2012	(2,326)
HSH Nordbank AG	USD	56,000	5.1325%	02.20.2007	09.20.2007	06.29.2012	(2,266)
HSH Nordbank AG	USD	24,000	5.1325%	02.20.2007	01.15.2008	06.29.2012	(1,004)
HSH Nordbank AG	USD	24,000	5.1325%	02.20.2007	01.15.2008	06.29.2012	(1,004)
HSH Nordbank AG	USD	24,000	5.1325%	02.20.2007	08.15.2008	06.29.2012	(891)
HSH Nordbank AG	USD	20,500	4.9250%	09.20.2007	09.24.2007	06.29.2012	(662)

Total derivative instruments fair value							$(14,051)

Capital Product Partners L.P.
Notes to the Supplemental Consolidated and Predecessor Combined Financial Statements
(In thousands of United States dollars, except number of shares and units)

2.	Significant Accounting Policies - Continued

(q)
Net Income (loss) Per Limited Partner Unit: Basic and diluted net income per limited partner unit is calculated by dividing limited partners’ interest in net income, less pro forma general partner incentive distributions under EITF Issue No. 03-6, “Participating Securities and the Two — Class Method Under FASB Statement No. 128”, or EITF 03-6, by the weighted-average number of outstanding limited partner units during the period (Note 12). Diluted net income per limited partner unit reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised. The Partnership had no dilutive securities outstanding during the year ended December 31, 2007. Limited partners’ interest in net income excludes results of operations of Initial vessels and of the vessel owning companies of M/T Attikos, M/T Amore Mio II and M/T Aristofanis prior to vessel contribution to the Partnership.

(r)
Income Taxes: The Partnership is not subject to the payment of any income tax on its income. Instead, a tax is levied based on the tonnage of the vessels, which is included in operating expenses (Note 9).

(s)
Segment Reporting: The Partnership reports financial information and evaluates its operations by charter revenues and not by the length or type of ship employment for its customers, i.e. time or bareboat charters. The Partnership does not use discrete financial information to evaluate the operating results for each such type of charter. Although revenue can be identified for these types of charters, management cannot and does not identify expenses, profitability or other financial information for these charters. As a result, management, including the chief operating decision maker, reviews operating results solely by revenue per day and operating results of the fleet and thus the Partnership has determined that it operates in only one reportable segment. Furthermore, when the Partnership charters a vessel to a charterer, the charterer is free to trade the vessel worldwide and, as a result, the disclosure of geographic information is impracticable.

(t)
Recent Accounting Pronouncements:

In September 2006 the FASB issued SFAS No. 157, “Fair Value Measurement” (“SFAS 157”). SFAS 157 addresses standardizing the measurement of fair value for companies that are required to use a fair value measure of recognition for recognition or disclosure purposes. The FASB defines fair value as “the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measure date.”  SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007.  The Partnership is currently evaluating the impact, if any, of SFAS 157 on its financial position, results of operations and cash flows.

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities” (“SFAS No. 159”).  SFAS No. 159 permits entities to choose to measure many financial instruments and certain other items at fair value, with changes in fair value recognized in earnings.  SFAS No. 159 is effective as of the beginning of the first fiscal year that begins after November 15, 2007. On January 1, 2008 the Partnership did not make any fair value elections.

Capital Product Partners L.P.
Notes to the Supplemental Consolidated and Predecessor Combined Financial Statements
(In thousands of United States dollars, except number of shares and units)

2.	Significant Accounting Policies - Continued

(t)	Recent Accounting Pronouncements - Continued:

In December 2007, the FASB issued SFAS No. 141(R), “Business Combinations” (“SFAS No. 141(R)”).  SFAS No. 141(R) supersedes SFAS No. 141 and establishes principles and requirements for how the acquirer of a business recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any non-controlling interest in the acquired. The Statement also provides guidance for recognizing and measuring the goodwill acquired in the business combination and determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination.  This Statement applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. An entity may not apply it before that date. The effective date of this Statement is the same as that of the related FASB Statement No. 160, Non controlling Interests in Consolidated Financial Statements, an amendment of ARB No. 51” (“SFAS No. 160”). The Partnership is currently evaluating the effect, if any; this statement may have on future financial statements.

In December 2007, the FASB issued SFAS No. 160. This Statement establishes accounting and reporting standards for the non-controlling interest in a subsidiary and for the deconsolidation of a subsidiary. The guidance will become effective as of the beginning of a company’s fiscal year beginning after December 15, 2008. The Partnership is currently evaluating the effect that this statement may have on future financial statements.

In March 2008, the FASB issued SFAS Statement No. 161, “Disclosures about Derivative Instruments and Hedging Activities”. The new standard is intended to improve financial reporting about derivative instruments and hedging activities by requiring enhanced disclosures to enable investors to better understand their effects on an entity’s financial position, financial performance, and cash flows. It is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged. The Partnership is currently evaluating the effect that this statement may have on future financial statements.

Capital Product Partners L.P.
Notes to the Supplemental Consolidated and Predecessor Combined Financial Statements
(In thousands of United States dollars, except number of shares and units)

3.	Transactions with Related Parties

Since April 4, 2007, the Partnership and its subsidiaries, have related party transactions only with the Manager, a wholly-owned subsidiary of CMTC, which provides management services to the Partnership for a total daily fixed fee of $5.5 and $0.3 for the time and bare boat chartered vessels respectively. The daily fixed fee for the time chartered vessels also includes expenses related to the next scheduled special or intermediate survey as applicable and related drydocking for each vessel.  Total management fees charged by the Manager for the period from April 4, to December 31, 2007 were $11,573 and are included in “Vessel operating expenses – related party” in the supplemental consolidated income statement.

On April 4, 2007, the Partnership entered into an administrative services agreement with the Manager, pursuant to which the Manager will provide certain administrative management services to the Partnership such as accounting, auditing, legal, insurance, clerical, and other administrative services. The Partnership reimburses the Manager for reasonable costs and expenses incurred in connection with the provision of these services within 15 days after the Manager submits to the Partnership an invoice for such costs and expenses, together with any supporting detail that may be reasonably required. The Manager did not charge any fees in connection with this agreement for the year ended December 31, 2007.

However, the Manager invoiced the Partnership for payments that it made on the Partnership’s behalf. As of December 31, 2007, the total outstanding amount due to Manager was $28.

The vessel owning companies of the Initial Vessels and the vessel owning company of M/T Attikos had related party transactions with CMTC and its subsidiaries before their acquisition by CPP as well as the vessel owning companies of M/T Aristofanis and M/T Amore Mio II mainly for the following reasons:

●	Loan agreements that CMTC entered into, acting as the borrower, for the financing of the construction of five of the Initial Vessels,
●	Manager payments on behalf of the vessel owning companies and hire receipts from charterers,
●
Manager fixed monthly fees, (which were based on agreements with different terms and conditions than those in the Partnership’s administrative and management agreements) for providing services such as chartering, technical support and maintenance, insurance, consulting, financial and accounting services, (Note 8),

●	Funds advanced/received to/from entities with common ownership, and
●	Loan draw downs in excess of the advances made to the shipyard by the Manager for the funding of vessels’ extra costs.

Capital Product Partners L.P.
Notes to the Supplemental Consolidated and Predecessor Combined Financial Statements
(In thousands of United States dollars, except number of shares and units)

3.	Transactions with Related Parties - Continued

Balances with related parties consisted of the following:
	As of December 31, 2007	Predecessor Combined Balances as of December 31, 2006

I. Due From:
Vessels’ operation (a)	$4,262	$6,493
Manager - loan surplus (b)	–	500
Other affiliated companies (c)	–	25
Total due from	$4,262	$7,018

II. Due To:
CMTC - loans current portion (d)	$5,933	$8,042
CMTC - loans long-term portion (d)	62,984	87,498
Manager - payments on behalf of vessel-owning companies (e)	–	1,867
Manager – payments on behalf of Capital Product Partners L.P. (f)	28	–
Other affiliated companies (c)	37	62
Total due to	$68,982	$97,469

(a)
Vessels’ Operation: The balance in this line-item relates to funds that are received from charterers less disbursements made by the Manager on behalf of the vessel-owning subsidiaries with operations.  As of December 31, 2007 and December 31, 2006, this line item balance amounted to $4,262 and $6,493 respectively.

(b)
Manager - Loan Surplus: The balance in this line-item related to the loan proceeds of M/T Axios in excess of advances made to the shipyard by the Manager. This excess was used in 2007 for the vessel’s extra costs in accordance with the loan agreement.

(c)	Other Affiliated Companies: The balance in this line-item related to funds advanced/received to/from entities with common ownership.

(d)
CMTC Loans: For the financing of the construction of the M/T Atlantas, M/T Aktoras, M/T Aiolos, M/T Avax M/T Assos, and the acquisition of M/T Amore Mio II CMTC was the borrower under loan agreements with four separate banks and the vessel-owning companies acted as guarantors under these loans (related party loans).

Capital Product Partners L.P.
Notes to the Supplemental Consolidated and Predecessor Combined Financial Statements
(In thousands of United States dollars, except number of shares and units)

3.	Transactions with Related Parties - Continued

As of December 31, 2007, and 2006 the balance on these loans was $68,917 and $95,540 respectively.

A summary of the CMTC loans is shown below:

		Vessel	As of December 31, 2007	Predecessor Combined Balances as of December 31, 2006

(i)	Issued on November 25, 2005, maturing in April, 2017	M/T Atlantas	–	$25,190
(ii)	Issued on December 23, 2005, maturing in July, 2016	M/T Aktoras	–	25,283
(iii)	Issued on October 18, 2005, maturing in February, 2017	M/T Aiolos	–	6,920
(iv)	Issued on December 23, 2005, maturing in May, 2016	M/T Assos	–	30,477
(v)	Issued on October 18, 2005, maturing in January, 2017	M/T Avax	–	7,670
(vi)	Issued on July 31, 2007, maturing on September, 2017	M/T Amore Mio II	68,917	–
	Total		68,917	$95,540
	Less: Current portion		5,933	8,042
	Long-term portion		62,984	$87,498

Capital Product Partners L.P.
Notes to the Supplemental Consolidated and Predecessor Combined Financial Statements
(In thousands of United States dollars, except number of shares and units)

3.	Transactions with Related Parties - Continued

(d)	CMTC Loans: - continued

All of the above bank loans bore interest at LIBOR plus a margin between 90 and 95 basis points payable quarterly or semi-annually. Each bank loan is secured by a first preferred mortgage on the respective vessel or vessels and a general assignment of the earnings, insurances, mortgage interest insurance, and requisition compensation of the respective vessel or vessels. The weighted average interest rate for the years ended December 31, 2007 and 2006 was 5.81% and 6.18% respectively. Interest expense for related party loans amounted to $3,594, $3,144 and $81 for the years ended December 31, 2007, 2006 and 2005 respectively.

The loan agreements contained other customary ship finance covenants, including restrictions as to: changes in management and ownership of the mortgaged vessels, the incurrence of additional indebtedness, the mortgaging of vessels, the minimum cash requirement, as well as minimum requirements as to the applicable vessels’ market value and insured value in relation to the outstanding balance of the applicable loan. Also the borrower may pay dividends or make distributions when no event of default has occurred and the payment of such dividend or distribution has not resulted in a breach of any of the financial covenants. As of December 31, 2007 and 2006, we were in compliance with all debt covenants.

On April 4, 2007, following completion of the IPO, CMTC settled all outstanding loan balances on the M/T Atlantas, M/T Aktoras, M/T Aiolos, M/T Avax and M/T Assos, amounting to $133,958, with the proceeds of the IPO. These vessels were contributed debt-free to the Partnership.

The required annual loan payments to be made by CMTC for M/T Amore Mio II as of December 31, 2007 are as follows:

Year ending December 31	Bank Loan Repayment Schedule
2008	$5,933
2009	5,933
2010	5,932
2011	5,685
2012	4,944
Thereafter	40,490
Total	$68,917

(e)	Manager - Payments on Behalf of Vessel-owning Companies: This payable includes the settlement of vessel obligations related to pre-delivery expenses and amounted to $1,867 as of December 31, 2006.

(f)
Manager - Payments on Behalf of Capital Product Partners L.P.: Following the IPO, the Manager is invoicing the Partnership for payments that it makes on behalf of the Partnership and its subsidiaries. The Partnership’s total outstanding balance due to Manager as of December 31, 2007 amounted to $28.

Capital Product Partners L.P.
Notes to the Supplemental Consolidated and Predecessor Combined Financial Statements
(In thousands of United States dollars, except number of shares and units)

4.	Vessels and Vessels under Construction

An analysis of vessels and vessels under construction is as follows:

	As of December 31, 2007	Predecessor Combined Balances as of December 31, 2006

Cost:
Vessels	$544,836	$193,342
Advances for vessels under construction		29,225
Total cost	544,836	222,567
Accumulated depreciation	(19,637)	(4,367)
Vessels, net	525,199	$188,975
Vessels under construction	$–	$29,225

The Partnership’s vessels (M/T Atlantas, M/T Aktoras, M/T Agisilaos, M/T Arionas, M/T Aiolos, M/T Avax,  M/T Axios, M/T Attikos,  M/T Atrotos M/T Akeraios, M/T Assos, M/T Apostolos, and M/T Anemos I), having total net book value of $429,171 as of December 31, 2007 have been provided as collateral to secure the revolving credit facility of up to $370,000.

In addition M/T Aristofanis and M/T Amore Mio II having net book value of $96,028 as of December 31, 2007 have been provided as collateral to secure their loans.

Capitalized interest for the years ended December 31, 2007, 2006 and 2005 amounted to $223, $1,455 and $81, respectively.

On May 8, July 13, September 20, September 24, and September 28, 2007, the Partnership acquired from CMTC the shares of vessel owning companies of M/T Atrotos, M/T Akeraios, M/T Apostolos, M/T Attikos, and M/T Anemos I, respectively, for a total purchase price of $247,000. The vessels have been recorded in the Partnership’s financial statements at the amount of $166,134 which represents net book value of vessels reflected in CMTC consolidated financial statements at the time of transfer to the Partnership. The amount of the purchase price in excess of CMTC’s basis of the assets of $80,866 was recognized as a reduction of partners’ capital and is presented as a financing activity in the statement of cash flows.

Capital Product Partners L.P.
Notes to the Supplemental Consolidated and Predecessor Combined Financial Statements
(In thousands of United States dollars, except number of shares and units)

5.	Long-Term Debt

Long-term debt consists of the following:

	Bank Loans	Vessel/Entity	As of December 31, 2007	Predecessor Combined Balances as of December 31, 2006

(i)	Issued on October 31, 2006 maturing in October 2016	M/T Arionas	$–	$26,180
(ii)	Issued on August 14, 2006 maturing in August 2016	M/T Agisilaos	–	25,740
(iii)	Pre-delivery facility issued on July 18, 2006 and refinanced on February 28, 2007 (Vessel’s delivery date)	M/T Axios	–	5,613
(iv)	Issued on March 4, 2005 maturing March 4, 2015	M/T Attikos	–	7,750
(v)	Issued on April 4, 2007 maturing on June 30, 2017	Capital Product Partners L.P.	274,500	–
(vi)	Issued on June 21, 2005 maturing on June 21, 2015.	M/T Aristofanis	8,080	8,848
	Total		$282,580	$74,131
	Less: Current portion		768	6,797
	Long-term portion		$281,812	$67,334

On April 4, 2007, the M/T Arionas’, M/T Agisilaos’ and M/T Axios’ outstanding loan balances, which amounted to $79,885, were settled in full by the offering proceeds (Note 1). Furthermore, on September 6, 2007, the M/T Attikos outstanding loan balance, which amounted to $7,000, was fully paid by CMTC. Interest expense for the M/T Agisilaos, M/T Axios, M/T Arionas, M/T Attikos and M/T Aristofanis amounted to $1,856, $1,915 and $640 for the years ended December 31, 2007, 2006 and 2005 respectively.

In June 2005 CMTC entered into a loan agreement for the financing of the acquisition of the M/T Aristofanis for a total amount of $10,000. The loan is payable in twenty consecutive semi-annual installments plus a balloon payment due in June 2015.

On March 22, 2007, the Partnership entered into a loan agreement with a syndicate of financial institutions including HSH Nordbank AG, Hamburg for a revolving credit facility, of up to $370 million for the financing of the acquisition cost, or part thereof, up to fifteen medium range product tankers.  The loan agreement was amended on September 19, 2007 to include the financing of the acquisition cost of “M/T Attikos”. The credit facility (as amended) is divided into four tranches. Tranche A amounting to $30,000 was drawn on April 4, 2007.  Tranche B amounting to $224,000 was drawn in four installments of $56,000 each on May 8, July 13, September 20, and September 28 2007. Tranche C amounting to $86,000 will be utilized to partly finance the acquisition of the last three “Committed Vessels” during 2008, and Tranche D amounting to $30,000 of which $20,500 have been drawn-down on September 24, 2007 was utilized to partly finance the acquisition of M/T Attikos.

As of December 31, 2007, the Partnership recorded interest expense of $7,400 relating to its revolving credit facility. As of December 31, 2007 $86,000 from Tranche C and $9,500 from Tranche D of the revolving credit facility had not been drawn down. Loan commitment fees are calculated at 0.20% p.a. on any amount not drawn-down and are paid quarterly.

Capital Product Partners L.P.
Notes to the Supplemental Consolidated and Predecessor Combined Financial Statements
(In thousands of United States dollars, except number of shares and units)

5.	Long-Term Debt - Continued

Borrowings under this credit facility are jointly and severally secured by the owning companies of the fifteen vessels (Initial and Committed Vessels) and the M/T Attikos and bear interest at a rate of 0.75% per annum over US$ LIBOR.  The loan will be repaid in twenty equal consecutive three month installments commencing on September 30, 2012 plus a balloon payment due in June, 2017.

The credit facility has a general assignment of the earnings, insurances and requisition compensation of the respective vessel or vessels. Each also requires additional security, including: pledge and charge on current account; corporate guaranteed from each of the sixteen vessel owning companies, and mortgage interest insurance. Following the swap agreements that the Partnership entered into upon the offering completion (Note 2) the interest rate for period from April 4, 2007 to December 31, 2007 was fixed at 5.1325% plus a margin of 0.75% for tranches A and B and 4.9250% plus a margin of 0.75% for tranche D. The fixed interest rate of 5.8825% and 5.6750% will be valid up to June 29, 2012.

As of December 31, 2007 the weighted average interest rate for the M/T Aristofanis loan was 6.25%. As of December 31, 2006 the weighted average interest rate was 5.96%.

The loan agreement also contains other customary ship finance covenants, including restrictions as to: changes in management and ownership of the mortgaged vessels, the incurrence of additional indebtedness, the mortgaging of vessels, the ratio of EBITDA to Net Interest Expenses shall be no less than 2:1, minimum cash requirement of $500 per vessel of which 50% may be constituted by undrawn commitments under the revolving facility as well as minimum requirements as to the applicable vessels’ market value and insured value in relation to the outstanding balance of the applicable loan. Also the vessel owning companies may pay dividends or make distributions when no event of default has occurred and the payment of such dividend or distribution has not resulted in a breach of any of the financial covenants. As of December 31, 2007, the Partnership was in compliance with all debt covenants.

The required annual loan payments to be made subsequent to December 31, 2007 are as follows:

Year ending December 31	Bank Loan Repayment Schedule
2008	$768
2009	768
2010	768
2011	768
2012	14,493
Thereafter	265,015
Total	$282,580

Capital Product Partners L.P.
Notes to the Supplemental Consolidated and Predecessor Combined Financial Statements
(In thousands of United States dollars, except number of shares and units)

6.	Accrued Other Liabilities

Accrued liabilities consist of the following:

	As of December 31, 2007	Predecessor Combined Balances as of December 31, 2006
Accrued wages and crew expenses	96	296
Accrued other operating expenses	39	220
Accrued voyage expenses and commission	471	81
Accrued insurance	24	30
Accrued general and administrative	63	–
Total	$693	$627

7.	Deferred Charges

Deferred finance charges are analyzed as follows:

Deferred Finance Charges

Predecessor Combined Balance as of January 1, 2005	–
Additions	425
Amortization	(9)
Predecessor Combined Balance as of December 31, 2005	$416
Additions	285
Amortization	(46)
Predecessor Combined Balance as of December 31, 2006	655
Amortization for the period from January 1, 2007 to April 3, 2007 for Initial Vessels	(20)
Amortization for the period from January 1, 2007 to September 23, 2007 for M/T Attikos	(18)
Deferred loan fees assumed by CMTC on April 03, 2007	(594)
Additions M/T Amore Mio II loan fees	70
Amortization M/T Amore Mio II and M/T Aristofanis loan fees	(10)
Additions (new credit facility of up to $370 million)	1,022
Amortization of new credit facility loan fees	(74)
Supplemental Consolidated Balance as of December 31, 2007	$1,031

Capital Product Partners L.P.
Notes to the Supplemental Consolidated and Predecessor Combined Financial Statements
(In thousands of United States dollars, except number of shares and units)

7.	Deferred Charges - Continued

Deferred dry – docking charges are analyzed as follows:

Deferred Dry Docking
Predecessor Combined Balance as of December 31, 2006	–
Addition Dry Docking of M/T Attikos	921
Amortization for the period from July to September 23, 2007	(92)
Deferred Dry Docking assumed by CMTC on September 23, 2007	(829)
Balance as of December 31, 2007	$–

8.	Voyage Expenses and Vessel Operating Expenses

Voyage expenses and vessel operating expenses consist of the following:

	For the year ended December 31,
	2007 (Note 1)	2006 (Note 1)	2005 (Note 1)
Voyage expenses	$3,553	$427	$555

Voyage expenses consist of:
Commissions	1,010	392	140
Port expenses	1,192	–	218
Bunkers	1,276	–	191
Other	75	35	6
Total	3,553	427	555

Vessel operating expenses	6,287	5,721	3,285
Vessel operating expenses – related parties (Note 3)	12,688	1,124	360
Total	18,975	6,845	3,645

Vessel operating expenses consist of:
Crew costs and related costs	3,408	2,962	1,191
Insurance	423	510	162
Spares, repairs, maintenance and other	1,305	988	1,239
Stores and lubricants	883	1,009	578
Management fees (Note 3)	12,688	1,124	360
Other operating expenses	268	252	115
Total	$18,975	$6,845	$3,645

Capital Product Partners L.P.
Notes to the Supplemental Consolidated and Predecessor Combined Financial Statements
(In thousands of United States dollars, except number of shares and units)

9.	Income Taxes

Under the laws of the countries of the vessel-owning subsidiaries’ incorporation and/or vessels’ registration, these companies are not subject to tax on international shipping income. However, they are subject to registration and tonnage taxes, which have been included in vessel operating expenses in the accompanying supplemental consolidated and predecessor combined statements of income.

Based on its current operations, the Partnership does not expect to have U.S. source domestic transportation income.  However, certain of the Partnership’s activities give rise to U.S. Source International Transportation Income, and future expansion of the Partnership’s operations could result in an increase in the amount of U.S. source international transportation income, as well as give rise to U.S. Source Domestic Transportation Income, all of which could be subject to U.S. federal income taxation, unless the exemption from U.S. taxation under Section 883 of the Code applies.

10.	Cash Flow

The following assets, liabilities and equity accounts were retained by CMTC on April 3, 2007 and September 23, 2007, when the shares of the initial vessels’ owning companies and M/T Attikos owning company were transferred from CMTC to the Partnership respectively (Note 1). The cash flow for the year ended December 31, 2007 is adjusted accordingly to exclude the following assets, liabilities and equity accounts as they did not result in cash inflows or outflows in supplemental consolidated and predecessor combined financial statements:

	Balances assumed by CMTC on September 23, 2007	Balances assumed by CMTC on April 03, 2007

Cash and cash equivalents		$2,251
Trade receivables	$118	1,922
Insurance claims	1	70
Due from related parties	-	7,598
Prepayments and other	116	241
Inventories	54	274
Deferred charges	829	594
Total assets	1,118	12,950

Trade accounts payable	651	1,744
Accrued interest and other liabilities	273	570
Due to related parties	5,153	364
Deferred revenue	228	4,985
Long term debt	-	213,843
Total liabilities	6,305	221,506
Net liabilities assumed by CMTC	5,187	208,556

Contribution to the Partnership	(9,064)	(218,475)
Retained earnings assumed by CMTC	3,877	9,919
Net Partners’ Capital / Stockholders’ Equity contributed by CMTC	$(5,187)	$(208,556)

Capital Product Partners L.P.
Notes to the Supplemental Consolidated and Predecessor Combined Financial Statements
(In thousands of United States dollars, except number of shares and units)

10.	Cash Flow - Continued

The cash and cash equivalents of $2,251 as of April 3, 2007 is presented as cash dividend in the accompanying supplemental consolidated and predecessor combined statement of cash flows for the year ended December 31, 2007.

11.	Partnership Capital and Distributions

General: The partnership agreement requires that within approximately 45 days after the end of each quarter, beginning with the quarter ending June 30, 2007, all of the Partnership’s available cash will be distributed to unitholders of record on the applicable record date.

Definition of Available Cash:  Available Cash, for each fiscal quarter, consists of all cash on hand at the end of the quarter:

●	less the amount of cash reserves established by our board of directors to:

	●	provide for the proper conduct of Partnership’ s business (including reserves for future capital expenditures and for our anticipated credit needs);
	●	comply with applicable law, any of Partnership’s debt instruments, or other agreements; or
	●	provide funds for distributions to Partnership’s unitholders and to general partner for any one or more of the next four quarters;
●
plus all cash on hand on the date of determination of available cash for the quarter resulting from working capital borrowings made after the end of the quarter. Working capital borrowings are generally borrowings that are made under our credit agreement and in all cases are used solely for working capital purposes or to pay distributions to partners.

General Partner Interest and Incentive Distribution Rights: The General Partner has a 2% interest in the Partnership as well as the incentive distribution rights.

Incentive distribution rights represent the right to receive an increasing percentage of quarterly distributions of available cash from operating surplus after the minimum quarterly distribution and the target distribution levels have been achieved. The Partnership’s general partner as of December 31, 2007, holds the incentive distribution rights.

The following table illustrates the percentage allocations of the additional available cash from operating surplus among the unitholders and general partner up to the various target distribution levels. The amounts set forth under ‘‘Marginal Percentage Interest in Distributions’’ are the percentage interests of the unitholders and general partner in any available cash from operating surplus that is being distributed up to and including the corresponding amount in the column ‘‘Total Quarterly Distribution Target Amount,’’ until available cash from operating surplus we distribute reaches the next target distribution level, if any. The percentage interests shown for the unitholders and general partner for the minimum quarterly distribution are also applicable to quarterly distribution amounts that are less than the minimum quarterly distribution.

			Marginal Percentage Interest in Distributions
	Total Quarterly Distribution Target Amount		Unitholders	General Partner
Minimum Quarterly Distribution		$0.3750	98%	2%
First Target Distribution	up to	$0.4313	98%	2%
Second Target Distribution	above	$0.4313 up to $0.4688	85%	15%
Third Target Distribution	above	$0.4688 up to $0.5625	75%	25%
Thereafter	above	$0.5625	50%	50%

Capital Product Partners L.P.
Notes to the Supplemental Consolidated and Predecessor Combined Financial Statements
(In thousands of United States dollars, except number of shares and units)

11.	Partnership Capital and Distributions - Continued

Subordinated Units: All of the Partnership’s subordinated units are held by CMTC. The Partnership agreement provides that, during the subordination period, the common units will have the right to receive distributions of available cash from operating surplus in an amount equal to the minimum quarterly distribution of $0.3750 per quarter, plus any arrearages in the payment of the minimum quarterly distribution on the common units from prior quarters, before any distributions of available cash from operating surplus may be made on the subordinated units. Distribution arrearages do not accrue on the subordinated units. The purpose of the subordinated units is to increase the likelihood that during the subordination period there will be available cash to be distributed on the common units.

Distributions of Available Cash From Operating Surplus During the Subordination Period: The Partnership agreement requires that  we will make distributions of available cash from operating surplus for any quarter during the subordination period in the following manner:

●
first, 98% to the common unitholders, pro rata, and 2.0% to our general partner, until we distribute for each outstanding common unit an amount equal to the minimum quarterly distribution for that quarter;

●
second, 98% to the common unitholders, pro rata, and 2.0% to our general partner, until we distribute for each outstanding common unit an amount equal to any arrearages in payment of the minimum quarterly distribution on the common units for any prior quarters during the subordination period;

●
third, 98% to the subordinated unitholders, pro rata, and 2.0% to our general partner, until we distribute for each subordinated unit an amount equal to the minimum quarterly distribution for that quarter; and

Thereafter, in the manner described in the above table under section “General Partner Interest and Incentive Distribution Rights”.

Distributions of Available Cash From Operating Surplus After the Subordination Period: Our Partnership agreement requires that we we will make distributions of available cash from operating surplus for any quarter after the subordination period in the following manner:

●	first, 98% to all unitholders, pro rata, and 2.0% to our general partner, until we distribute for each outstanding unit an amount equal to the minimum quarterly distribution for that quarter; and

Thereafter, in the manner described in the above table under section “General Partner Interest and Incentive Distribution Rights”.

Capital Product Partners L.P.
Notes to the Supplemental Consolidated and Predecessor Combined Financial Statements
(In thousands of United States dollars, except number of shares and units)

11.	Partnership Capital and Distributions - Continued

As of December 31, 2007 our partners’ capital included the following units:

As of December 31, 2007
Common units	13,512,500
Subordinated units	8,805,522

Number of limited partners’ units outstanding	22,318,022

General Partners units	455,470

Total partnership’s units	22,773,492

As of December 31, 2007, the Partnership’s common units consisted of 13,512,500 units held by third parties, 8,805,522 subordinated units held by CMTC and 455,470 general partner units held by CGP a wholly owned subsidiary of CMTC.

On August 14, 2007, the Partnership paid a cash distribution of $0.3626 per unit to all unitholders of record on August 6, 2007 which amounted to $8,258. That distribution presented the pro-rata portion of our minimum quarterly distribution of $0.3750 per unit for the period from April 4, 2007 to June 30, 2007 (88 days).

On November 15, 2007, the partnership paid a cash distribution of $0.385 per unit to all unitholders of record on November 7, 2007 which amounted to $8,768.

12.	Net Income (loss) Per Unit

As required by EITF Issue No. 03-6, “Participating Securities and Two-Class Method under FASB Statement No. 128”, “Earnings Per Share”, the general partner’s, common unit holders’ and subordinated unitholders’ interests in net income are calculated as if all net income for periods subsequent to April 4, 2007 were distributed according to the terms of the Partnership’s Agreement, regardless of whether those earnings would or could be distributed. The Partnership Agreement does not provide for the distribution of net income; rather, it provides for the distribution of available cash (Note 11), which is a contractually defined term that generally means all cash on hand at the end of each quarter after establishment of cash reserves established by the Capital Product Partners L.P. board of directors to provide for the proper resources for the Partnership’s business. Unlike available cash, net income is affected by non-cash items. Limited partners’ interest in net income excludes results of operations of Initial vessels and of the vessel owning companies of M/T Attikos, M/T Amore Mio II and M/T Aristofanis prior to vessel contribution to the Partnership.

Net income for the period from April 4, 2007 to December 31, 2007 was $21,571. The limited partners’ interest in net income for this period was $21,140.

Under the Partnership Agreement, the holder of the incentive distribution rights in the Partnership, which is currently the CGP, assuming that there are no cumulative arrearages on common unit distributions, has the right to receive an increasing percentage of cash distributions after the minimum quarterly distribution (Note 11). During the period from April 4, 2007 to December 31, 2007 the Partnership’s net income did not exceed the First Target Distribution level, and as a result, the assumed distribution of net income did not result in the use of increasing percentages to calculate the CGP’s interest in net income.

Capital Product Partners L.P.
Notes to the Supplemental Consolidated and Predecessor Combined Financial Statements
(In thousands of United States dollars, except number of shares and units)

12.	Net Income (loss) Per Limited Partner Unit - Continued

Furthermore the Partnership’s net income did not exceed the minimum required quarterly distribution of $0.375 per common unit ($0.3626 prorated for the period from April 4, 2007 to June 30, 2007) and consequently, the assumed distribution of net income resulted in an unequal distribution of net income between the subordinated unitholders and common unitholders.

The amount of historical earnings per unit for the years ended December 31, 2005 and 2006 and for the periods from January 1, 2007 to April 3, 2007 for the Initial vessels amounted to $5,328, January 1, 2007 to September 23, 2007 for the M/T Attikos amounted to $928, and January 1, 2007 to December 31, 2007 for the M/T Amore Mio II and the M/T Aristofanis amounted to $1,611 and 1,521 respectively, giving retroactive impact to the number of common and subordinated units (and the 2% general partner interest) that were issued upon the completion of the initial public offering on April 3, 2007 is not presented in the Supplemental Predecessor Combined Statements of Income. A presentation of such earnings per unit for the above periods would not be meaningful to investors as the vessels comprising the initial fleet were under construction and only M/T Attikos and M/T Aristofanis, which were delivered in January 2005 and in June 2005 respectively, were under operation for the year ended December 31, 2005. In addition, during the year ended December 31, 2006 only seven of the fifteen vessels presented in these supplemental consolidated and predecessor combined financial statements as of December 31, 2007 were in operation.

M/T Attikos and M/T Aristofanis were in operation for the full year ended December 31, 2006, while the other five vessels were in operation for only part of the period (the vessels were delivered in April, May, July, August and November 2006, respectively) and a portion of the revenues generated during 2006 was derived from charters with different terms and conditions from those in the charters in place during 2007.

13.           Commitments and Contingencies

Commitments:

The Partnership is party to legal proceedings, claims and complaints in the ordinary course of its business but does not expect the outcome of any proceedings, claims or complaints individually or in the aggregate, to have a material adverse effect on the Partnership’s financial position, results of operations or liquidity.

(a)
Vessel Purchase Commitments: As of December 31, 2007 the Partnership had outstanding purchase commitments relating to the acquisition of the three remaining Committed Vessels amounting to $144,000. An analysis of the purchase commitments is as follows:

Shipowning Company	Date of Incorp.	DWT	Expected Delivery Date	Name of Vessel Owned by Subsidiary	Vessel Purchase Price

Sorrel Shipmanagement Inc.	02/07/2006	51,000	01/2008	M/T Alexandros II	$48,000
Wind Dancer Shipping Inc.	02/07/2006	51,000	06/2008	M/T Aristotelis II	$48,000
Belerion Maritime Co.	01/24/2006	51,000	08/2008	M/T Aris II	$48,000

Capital Product Partners L.P.
Notes to the Supplemental Consolidated and Predecessor Combined Financial Statements
(In thousands of United States dollars, except number of shares and units)

13.           Commitments and Contingencies - Continued

Commitments - Continued

(b)	Lease Commitments: The vessel-owning subsidiaries owning the Initial and Committed Vessels have entered into time and bareboat charter agreements, which are summarized below:

Vessel Name	Time Charter (T.C.)/ Bare Boat Charter (B.C.) (Years)	Commencement of Charter	Charterer	Profit Sharing(1)	Gross Daily Hire Rate (Without Profit Sharing)

M/T Atlantas (British Ensign)	5+3 B.C.	04/2006	B.P. Shipping Ltd	–	$15.2 (5y) & $13.5 (3y)
M/T Aktoras (British Envoy)	5+3 B.C.	07/2006	B.P. Shipping Ltd	–	$15.2 (5y) & $13.5 (3y)
M/T Agisilaos	2.5 T.C.	08/2006	B.P. Shipping Ltd	50/50	$17.7
M/T Arionas	2+0.5 T.C.	11/2006	B.P. Shipping Ltd	50/50	$21.3 (2y) & $19.2 (0.5y)
M/T Aiolos (British Emissary)	5+3 B.C.	03/2007	B.P. Shipping Ltd	–	$15.2 (5y) & $13.5 (3y)
M/T Avax	3 T.C.	06/2007	B.P. Shipping Ltd	50/50	$20.8
M/T Axios	3 T.C.	03/2007	B.P. Shipping Ltd	50/50	$20.8
M/T Assos	3 T.C.	11/2006	Morgan Stanley	50/50	$20.0
M/T Atrotos	3 T.C.	05/2007	Morgan Stanley	50/50	$20.0
M/T Akeraios	3 T.C.	07/2007	Morgan Stanley	50/50	$20.0
M/T Anemos I	3 T.C.	09/2007	Morgan Stanley	50/50	$20.0
M/T Apostolos	3 T.C.	09/2007	Morgan Stanley	50/50	$20.0
M/T Alexandros II	10 B.C.	01/2008	O.S.G.(2)	–	$13.0
M/T Aristotelis II	10 B.C.	06/2008	O.S.G.(2)	–	$13.0
M/T Aris II	10 B.C.	08/2008	O.S.G.(2)	–	$13.0
M/T Attikos	2.2 to 2.3 T.C.	07/2007	Trafigura Beheer B.V.	–	$13.9
M/T Amore Mio II	3 T.C.	10/2007	B.P. Shipping Ltd	50/50	$36.5
M/T Aristofanis	4.8 T.C.	06/2005	Shell International	–	$13.5

(1)	Profit sharing refers to an arrangement between vessel-owning companies and charterers to share a predetermined percentage voyage profit in excess of the basic rate.

(2)
OSG has an option to purchase each of the three STX vessels delivered or to be delivered in 2008 at the end of the eighth, ninth or tenth year of the charter, for $38.0 million, $35.5 million and $33.0 million, respectively, which option is exercisable six months before the date of completion of the eighth, ninth or tenth year of the charter. The expiration date above may therefore change depending on whether the charterer exercises its purchase option.

Capital Product Partners L.P.
Notes to the Supplemental Consolidated and Predecessor Combined Financial Statements
(In thousands of United States dollars, except number of shares and units)

13.           Commitments and Contingencies - Continued

Commitments - Continued

Future minimum rental receipts, excluding any profit share revenue that may arise, based on vessels committed to non-cancelable long-term time and bareboat charter contracts, as of December 31, 2007 will be:

Year ending December 31	Amount
2008	$113,453
2009	105,152
2010	63,583
2011	30,813
2012	29,202
Thereafter	71,842

Total	$414,044

14.           Subsequent Events

(a)
Dividends: On January 28, 2008 the Partnership declared a dividend of $0.395 per unit to all unitholders of record on February 5, 2008, which amounted to $8,996. The dividend was paid on February 15, 2008.

On April 30, 2008 CPP declared a dividend of $0.40 per unit to all unitholders of record on May 7, 2008 which amounted to $10,129. The dividend was paid on May 15, 2008.

On July 31, 2008 CPP declared a dividend of $0.41 per unit to all unitholders of record on August 6, 2008 which amounted to $10,383. The dividend was paid on August 15, 2008.

(b)
Delivery of new buildings: On January 29, 2008 M/T Alexandros II (M/T Overseas Serifos), the fifth Committed Vessel was delivered to the Partnership through CMTC for a total consideration of $48,000. The acquisition of M/T Alexandros II was financed in full by a draw down on tranche C of the revolving credit facility of $370,000.

On June 17, 2008 M/T Aristotelis II (M/T Overseas Sifnos), the sixth Committed Vessel was delivered to the Partnership through CMTC for a total consideration of $48,000. The acquisition of M/T Aristotelis II was financed in full by a draw down amounted to $20,000 of the revolving credit facility of $370,000 and $28,000 of the revolving credit facility of $350,000.

On August 20, 2008 M/T Aris II (M/T Overseas Kimolos), the final Committed Vessel was delivered to the Partnership through CMTC for a total consideration of $48,000. The acquisition of M/T Aris II was financed by $2,000 from available cash, $24,000 through a draw down from the credit facility of $370,000  and $22,000 through a drawn down from the credit facility of $350,000.

Capital Product Partners L.P.
Notes to the Supplemental Consolidated and Predecessor Combined Financial Statements
(In thousands of United States dollars, except number of shares and units)

14.	Subsequent Events – Continued

(c)
Commitment for a new credit facility: On March 19, 2008 the Partnership entered into a loan agreement with a syndicate of financial institutions including HSH Nordbank AG (the “Agent”), for a non amortizing credit facility, of up to $350,000 for the financing of:

●	Partial acquisition cost of up to $57,500 for Amore Mio II, and Aristofanis (Tranche A)
●	50% of the acquisition cost of up to $52,500 for M/T Alkiviadis and M/T Aristidis (Tranche B)
●	50% of the acquisition cost of up to $240,000 for any further modern tanker (Tranche C)

Borrowings under this credit facility will be jointly and severally secured by the owning companies of the Collateral vessels  and will bear interest at a rate of 1.10% per annum over US$ LIBOR.  The credit facility will be repaid by twenty equal consecutive three month installments commencing on June 30, 2013 plus a balloon payment due in March, 2018.

The credit facility will have a general assignment of the earnings, insurances and requisition compensation of the respective vessel or vessels and will include the following financial covenants:

●	The ratio of EBITDA to Net Interest Expenses shall be no less than 2:1,
●	Minimum cash requirements of $500 per vessel,
●	The total indebtedness shall not be greater than 0.725 to 1 of the aggregate fair market value of the vessels.

During 2008 the Partnership drew down $107,500 under its new credit facility in order to partially fund the acquisition of the shares of the vessel owning companies of M/T Amore Mio II, M/T Aristofanis, M/T Aristotelis II, and M/T Aris II.

(d)
Interest rate swap agreements: The Partnership in order to reduce its exposure to cash flow risk entered into four interest rate swap agreements for a total amount of $107,500 in connection with the drawndowns, of the credit facility of $350,000.

In addition the Partnership following the drawndown of $20,000 which was used to partly finance the acquisition of the shares of vessel owning company of the M/T Aristotelis II, from its credit facility of $370,000 entered into an additional interest rate swap agreement to fix the LIBOR portion of interest.

(e)
Vessel acquisitions: On March 27, 2008 the Partnership entered into share purchase agreement with CMTC for the acquisition of the shares of the vessel owning company (Baymont Enterprises Incorporated) of M/T Amore Mio II, a 159,982 dwt, 2001 built, double hull tanker from CMTC and took delivery of the vessel on the same date. The total purchase price for the shares of the vessel owning company of M/T Amore Mio II is $85,739. All assets, liabilities and equity other than the vessel, related charter agreement and related permits, at the date of the acquisition were assumed by CMTC. The acquisition of the shares of the vessel owning company was funded by $2,000 from available cash, $46,000 through a drawn down from the revolving credit facility of $350,000, and the remaining amount through the issuance of 2,048,823 Partnership’s common units to CMTC at a price of $18.42 per unit which equals the closing price of the Partnership’s common units on March 26, 2008 on the Nasdaq stock exchange. M/T Amore Mio II is chartered to BP Shipping Limited under a charter with an earliest scheduled expiration date of January 2011 at a base gross rate of $36.5 per day (net rate $36), and is subject to profit sharing. The combination of the vessel owning company of M/T Amore Mio II with the Partnership was accounted for as a combination of entities under common control in accordance with guidance provided in SFAS 141 which prescribes the method of accounting for such transfers is similar to the pooling-of-interest method of accounting.

Capital Product Partners L.P.
Notes to the Supplemental Consolidated and Predecessor Combined Financial Statements
(In thousands of United States dollars, except number of shares and units)

14.           Subsequent Events - Continued

(e)	Vessel acquisitions - continued

On April 30, 2008 CPP entered into share purchase agreement with CMTC for the acquisition of the shares of the vessel owning company (Forbes Maritime Co.) of M/T Aristofanis, a 12,000 dwt, 2005 built, double hull tanker from CMTC and took delivery of the vessel on the same date. The total purchase price for the shares of the vessel owning company of M/T Aristofanis was $21,566. All assets, liabilities and equity other than the vessel, related charter agreement and related permits, at the date of the acquisition were assumed by CMTC. The purchase of the shares of the vessel owning company was funded by $11,500 cash obtained from a drawn down from the revolving credit facility of $350,000, and the remaining amount by the issuance of 501,308 Partnership’s common units to CMTC at a price of $20.08 per unit which equals the closing price of the Partnership’s common units on April 29 on the Nasdaq stock exchange. M/T Aristofanis is chartered to Shell International Trading & Shipping Company Ltd. under a charter with an earliest scheduled expiration date of March 2010 at a gross rate of $13.2 per day (net rate $13). The combination of the vessel owning company of M/T Aristofanis with the CPP was accounted for as a combination of entities under common control in accordance with guidance provided in SFAS 141 which prescribes the method of accounting for such transfers is similar to the pooling-of-interest method of accounting.

(f)	Loan Repayments: On March 20, 2008 and April 29, 2008 M/T Amore Mio II and M/T Aristofanis predecessor loans were fully repaid by CMTC.

Exhibit III

Selected Financial Data

We have derived the following selected historical financial and other data for the three years ending December 31, 2007 from our audited supplemental consolidated and predecessor combined financial statements (the “Supplemental Financial Statements”) for the years ended December 31, 2007, 2006 and 2005 respectively, appearing elsewhere in this Current Report on Form 6-K. The historical audited Supplemental Financial Statements and other data presented for the period from August 27, 2003 (inception) to December 31, 2004 have been derived from audited financial statements not required to be included herein and are provided for comparison purposes only. August 27, 2003 refers to the incorporation date of the vessel-owning subsidiary of the M/T Aktoras and is the earliest incorporation date of any of our vessel-owning subsidiaries.

We refer to Capital Product Partners Predecessor (as defined in Note 1 of our Supplemental Financial Statements), and the assets, liabilities and operations of the M/T Attikos, the M/T Amore Mio II and the M/T Aristofanis prior to their acquisition by us from Capital Maritime & Trading Corp. (“Capital Maritime”), collectively as our “predecessors.” The consolidated financial statements of our predecessors have been prepared from the separate records maintained by Capital Maritime  and may not necessarily be indicative of the conditions that would have existed or the results of operations if our predecessors had been operated as an unaffiliated entity.

Our historical results are not necessarily indicative of the results that may be expected in the future. Specifically, our audited Supplemental Financial Statements are not comparable, as our initial public offering and certain other transactions that occurred during 2007, have affected our results of operations. This table should be read together with:  “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this Current Report on Form 6-K.

Our Supplemental Financial Statements are prepared in accordance with United States generally accepted accounting principles after giving retroactive effect to the combination of entities under common control in 2008 as described in Note 1 to the Supplemental Financial Statements included herein. All numbers are in thousands of U.S. Dollars, except numbers of units and earnings per unit.

1

	Period from Aug. 27, 2003 (inception) to Dec. 31, 2004(3)	Year Ended Dec. 31, 2005(3)	Year Ended Dec. 31, 2006(3)	Year Ended Dec. 31, 2007(3)
Income Statement Data:
Revenues	$–	$6,671	$24,605	$86,545
Expenses:
Voyage expenses(1)	–	555	427	3,553
Vessel operating expenses—related party (2)	–	360	1,124	12,688
Vessel operating expenses (2)	51	3,285	5,721	6,287
General and administrative expenses	–	–	–	1,477
Depreciation and amortization	–	595	3,772	15,363

Total operating expenses	51	4,795	11,044	39,368

Operating income (expense)	(51)	1,876	13,561	47,177
Interest expense and finance costs	–	(653)	(5,117)	(13,121)
Loss on interest rate swap agreement	–	–	–	(3,763)
Interest income	–	6	13	711
Foreign currency gain/(loss), net	–	18	(63)	(45)

Net income (loss)	(51)	$1,247	$8,394	$30,959

Less:
Net income attributable to predecessor operations:				(9,388)
Partnership’s net income				21,571
General partner’s interest in our net income	–	–	–	431
Limited partners’ interest in our net income	–	–	–	21,140
Net income allocable to limited partner per:
Common unit (basic and diluted)	–	–	–	1.11
Subordinated unit (basic and diluted)	–	–	–	0.70
Total unit (basic and diluted)	–	–	–	0.95
Weighted-average units outstanding (basic and diluted):
Common units	–	–	–	13,512,500
Subordinated units	–	–	–	8,805,522
Total units	–	–	–	22,318,022

Balance Sheet Data (at end of period):
Vessels, net and under construction	$26,199	$59,926	$218,200	$525,199
Total assets	26,217	61,692	228,511	556,991
Total partners’ capital / stockholders’ equity	20,107	25,566	51,907	185,181
Number of shares/units	4,200	4,200	4,200	22,773,492
Common units	–	–	–	13,512,500
Subordinated units	–	–	–	8,805,522
General Partner units	–	–	–	455,470
Dividends declared per unit	–	–	–	$0.75

Cash Flow Data:
Net cash provided by operating activities	45	2,219	10,265	53,014
Net cash used in investing activities	(26,199)	(34,322)	(162,047)	(335,047)
Net cash provided by financing activities	26,169	32,095	153,014	300,713
___________

(1)	Vessel voyage expenses primarily consist of commissions, port expenses, canal dues and bunkers.

2

(2)
For the year ended December 31, 2007 our vessel operating expenses have consisted primarily of management fees payable to our manager, who provides commercial and technical services such as crewing, repairs and maintenance, insurance, stores, spares and lubricants, as well as administrative services pursuant to management and administrative services agreements.

(3)	The amount of historical earnings per unit for:
a) the period from August 27, 2003 (inception) to December 31, 2004,
b) the years ended December 31, 2005 and 2006,
c) the period from January 1, 2007 to April 3, 2007 for the vessels in our fleet at the time of our initial public offering,
d) the period from January 1, 2007 to September 23, 2007 for the M/T Attikos, and
e) the period from January 1, 2007 to December 31, 2007 for the M/T Amore Mio II and the M/T Aristofanis, respectively,

giving retroactive impact to the number of common and subordinated units (and the 2% general partner interest) that were issued upon the completion of our initial public offering on April 3, 2007 is not presented in our selected historical financial data. We do not believe that a presentation of earnings per unit for these periods would be meaningful to our investors (A) as the vessels comprising our initial fleet, as well as the M/T Attikos and M/T Aristofanis,  were under construction during the period from August 27, 2003 (inception) to December 31, 2004 and during the year ended December 31, 2005, and (B)  the vessel-owning subsidiaries included herein, with the exception of the owners of  the M/T Attikos and M/T Aristofanis which were delivered in January 2005 and June 2005, respectively, to Capital Maritime, were in the start-up phase. In addition, during the year ended December 31, 2006 only seven of the fifteen vessels included in the Financial Statements as of December 31, 2007 had been delivered to us and only the M/T Attikos and M/T Aristofanis were in operation for the full year ended December 31, 2006, while the other five vessels were in operation for only part of the period (the vessels were delivered in April, May, July, August and November 2006, respectively) and a portion of the revenues generated during 2006 was derived from charters with different terms and conditions from those in the charters in place during 2007.